DC

No Act

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

06027577

March 7, 2006

Erik P. Weingold
Counsel
KeySpan Corporation
One MetroTech Center
Brooklyn, NY 11201-3850

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 3/7/2006

Re: KeySpan Corporation
Incoming letter dated January 5, 2006

Dear Mr. Weingold:

This is in response to your letters dated January 5, 2006, January 6, 2006, and January 24, 2006 concerning the shareholder proposal submitted to KeySpan by Emil Rossi. We also have received letters on the proponent's behalf dated January 9, 2006 and January 27, 2006. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Eric Finseth
Attorney-Adviser

Enclosures

cc: John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

1-14161

KEYSPAN

One MetroTech Center
Brooklyn, New York 11201-3850

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

January 5, 2005

Re: *Stockholder Proposal of Emil Rossi*
Securities Exchange Act of 1934--Section 14(a), Rule 14a-8

Dear Ladies and Gentlemen:

This letter is to inform you that it is the intention of KeySpan Corporation ("KeySpan" and/or the "Company"), to omit from its proxy statement and form of proxy for its 2006 Annual Stockholders' Meeting (collectively, the "2006 Proxy Materials") a stockholder proposal and a statement in support thereof (the "Proposal") received from Emil Rossi, who has appointed John Chevedden as his representative for this matter (the "Proponent"). The Proposal, which KeySpan received on October 11, 2005 (along with the transmittal letter and supporting notes) is attached hereto as Exhibit A. We respectfully request that the staff of the Division of Corporation Finance (the "Staff") concur in our view that the Proposal may be excluded under Rule 14a-8(i)(10) because the Proposal has been substantially implemented; under Rule 14a-8(i)(3) because the Proposal is vague and indefinite; and further under Rule 14a-8(i)(3) because substantially all of the statements made in support of the Proposal are false and misleading. Finally, we request that the Staff concur that we may, in any event, omit the Proponent's identifying information pursuant to Rule 14a-8(l)(1).

Pursuant to Rule 14a-8(j), enclosed herewith are six (6) copies of this letter and its attachments. Also, in accordance with Rule 14a-8(j), a copy of this letter and its attachments is being mailed on this date to the Proponent, informing him of KeySpan's intention to omit the Proposal from the 2006 Proxy Materials. The Company presently expects to file its definitive 2006 Proxy Materials with the Securities and Exchange Commission (the "Commission") on or about March 31, 2006. Accordingly, pursuant to Rule 14a-8(j), this letter is being submitted not less than 80 calendar days before the Company expects to file its definitive 2006 Proxy Materials with the Commission. In order to allow the Company to complete its mailing of the 2006 Proxy Materials in a timely fashion, we would appreciate receiving your response as soon as practicable. We also hereby agree to promptly forward to the Proponent any Staff response to this no-action request that the Staff transmits by facsimile to us only.

THE PROPOSAL

The Proposal provides as follows:

"RESOLVED: Shareholders recommend that our Board of Directors take each step necessary for a simple majority vote to apply on each issue that can be subject to shareholder vote to the greatest extent possible. This proposal is focused on voting requirements no higher than approximately 51%."

ANALYSIS

I. The Proposal May be Excluded because it has been Substantially Implemented Within the Meaning of Rule 14a-8(i)(10).

The Proposal may properly be excluded pursuant to Rule 14a-8(i)(10), which permits the exclusion of a shareholder proposal when a company has already "substantially implemented" the elements of the Proposal. The Commission has indicated that for a proposal to be omitted as moot under this rule, it need not be implemented in full or precisely as presented. Rather, the applicable standard is one of substantial implementation. See Exchange Act Release No. 34-20091 (Aug. 16, 1983). See also Texaco, Inc. (March 28, 1991) ("a determination that the Company has substantially implemented the proposal depends on whether its particular policies, practices and procedures compare favorably with the guidelines of the proposal."). See also The Home Depot, Inc. (March 28, 2002); AMR Corporation (April 17, 2000); Masco Corporation (March 29, 1999).

The Proposal provides, in relevant part (other than in connection with director elections), that "... a simple majority vote to apply on each issue that can be subject to shareholder vote to the greatest extent possible." Our bylaws and certificate of incorporation do not in any material respect conflict with the terms of this proposal. In fact, Section 2.8 of our bylaws provides, in relevant part:

Except as otherwise provided by law, the Certificate of Incorporation, Preferred Stock Designation, or these By-Laws, in all matters other than the election of Directors, <u>the affirmative vote of a majority of the voting power of the shares present in person or represented by proxy at the meeting and entitled to vote on the matter shall be the act of the shareholders</u> (emphasis added).

Moreover, there are no provisions in our bylaws or in our certificate of incorporation that provide for a supermajority voting requirement other than Section 8.1 of our bylaws, and subsection 5 of Article VII, Article VIII, and Article IX of our certificate of incorporation. A copy of our bylaws is attached hereto as Exhibit B. A copy of our certificate of incorporation, as amended, other than certain irrelevant parts relating to designations and the creation of certain series of preferred stock, is attached

KEYSPAN

hereto as Exhibit C.[1] Each of these provisions simply requires the application of an 80% voting standard in order to revise or repeal certain other underlying provisions in our governing documents. Such underlying provisions of our bylaws and certificate of incorporation contain no supermajority voting requirements whatsoever. In fact, the underlying provisions either do not apply to shareholder voting or, as in Section 3.11 of our bylaws, actually provides for a simple majority shareholder voting standard (regarding the procedure for removal of any director by a majority vote of the shareholders), the modification of which can only be effected by vote of 80% of the shares outstanding.[2] Accordingly, the supermajority voting provisions that exist in our bylaws and certificate of incorporation support the fundamental intent of the Proposal in that such provisions benefit shareholders and in one case actually make it more difficult for KeySpan to change our shareholder majority voting standard with respect to the removal of any director (see Section 3.11 of our bylaws).

Clearly, in interpreting the term "substantially implemented" in Rule 14a-8(i)(10), the Staff has granted no-action relief to registrants seeking to exclude a stockholder proposal under Rule 14a-8(i)(10) even when differences exist between the company's actions and the stockholder proposal, provided that the company's actions satisfactorily address the underlying issues raised in the stockholder proposal. For example, in AMR Corporation (April 17, 2000), the Staff allowed omission of a proposal that recommended board members serving on committees to be independent under 14a-8(i)(10), when the company's bylaws and policies already provided that committee members must be independent, and the company asserted that the proposal was substantially implemented because the definitions of "independent" were reasonable, though not exactly the same, as the definition suggested by the proponent in his recommendation.

Moreover, in *Bristol-Myers Squibb Company* (February 14, 2005), the Staff allowed exclusion of a shareholder proposal regarding the rescission of all supermajority voting requirements on the grounds of substantial implementation even though a supermajority voting provision remained in the company's certificate of incorporation. The remaining provision required approval of at least 75% of the outstanding shares of stock entitled to vote before the company could return to a classified board structure.

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[1] A complete copy of our Certificate of Incorporation, as amended, is filed as Exhibit 3.1 to the Company's Form 10-Q for the quarterly period ended June 30, 1999.

[2] Such other underlying provisions include, but are not limited to, Section 2.7 of our bylaws (also see Article VII, subs. 2 of our charter) that sets forth procedures for shareholders to submit proposals and board nominations in connection with our annual meeting of shareholders, thereby assuring shareholders have a clear and definite opportunity to contribute to the governance of the Company; Section 2.10 of our bylaws (also see Article V of our charter) that requires that actions of shareholders be authorized only at an annual or special meeting rather than by written consent, thereby providing the best opportunity for shareholders to understand and consider certain proposed corporate actions; and Section 3.9 of our bylaws (also Article VII, subs. 3 of our charter) that provides that vacancies in the board due to death, resignation, disqualification, removal or other cause shall be filled by the affirmative vote of the majority of the remaining directors, thereby assuring the Company can act quickly to fill unforeseen board vacancies.

Based on the foregoing, given the underlying intent of the Proposal to apply a simple majority voting standard to matters submitted to shareholders for vote (other than the election of directors), coupled with the fact that our existing Bylaws and Certificate of Incorporation substantially provide for such majority voting standard (other than in connection with certain limited amendments to such documents, as discussed above), KeySpan respectfully submits that the Proposal has been "substantially implemented" and therefore, may be omitted from the 2006 Proxy Materials pursuant to Rule 14a-8(i)(10).

II. The Proposal May be Omitted Pursuant to Rule 14a-8(i)(3) because it is Vague, Indefinite and, thus, Misleading in Violation of Rule 14a-9.

Pursuant to Rule 14a-9, the Staff has consistently taken the position that a company may exclude a proposal pursuant to Rule 14a-8(i)(3) if the proposal is "vague, indefinite and, therefore, potentially misleading." *Commonwealth Energy System* (February 27, 1989). In Staff Legal Bulletin ("SLB") No. 14B, the Staff reaffirmed and clarified the circumstances in which companies will be permitted to exclude proposals pursuant to Rule 14a-8(i)(3), and expressly reaffirmed that vague and indefinite proposals may be subject to exclusion. A proposal may be excluded where the meaning and application of terms or the standards under the proposal "may be subject to differing interpretations." *See IDA CORP, Inc.* (September 10, 2001) (shareholder proposal seeking to amend the company's certificate of incorporation to provide a shareholder right of recall was excluded as vague and indefinite); *CBRL Group, Inc.* (September 6, 2001) (shareholder proposal seeking to have the company include a full and complete disclosure in its annual report "of all expenses relating to corporate monies being used for personal benefit of officers and directors" was excluded as vague and indefinite); *H.J. Heinz Company* (May 25, 2001) (shareholder proposal requesting that the company implement a human rights standards program was excluded on the grounds that it was vague and indefinite); *Exxon Corp.* (January 29, 1992); *Bank of New England Corp.* (February 5, 1990); *Fuqua Industries, Inc.* (March 12, 1991); *Wendy's International, Inc.* (February 6, 1990); and *Hershey Foods Corp.* (December 27, 1988). *See also Walt Disney Company* (October 15, 2004).

The Staff also has found that a proposal may be excluded where neither the shareholders voting on the proposal, nor the company, would be able to determine with reasonable certainty what measures it would take if the proposal were approved. This principle was expressly reaffirmed in SLB No. 14B, which stated, in relevant part, that excluding or modifying "a statement may be appropriate where: ... the resolution contained in the proposal is so inherently vague or indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires - this objection also may be appropriate where the proposal and the supporting statement, when read together, have the same result." SLB No. 14B. *See also General Electric Co.* (February 5, 2003); *Gannett Co., Inc.* (February 24, 1998); *General Electric Co.* (January 23, 2003) (permitting omission of a proposal

where General Electric argued that the proposal was vague and indefinite because it failed to define critical terms or otherwise provide guidance on how it should be implemented); *Eastman Kodak Co.* (March 3, 2003), (Staff concurred with exclusion of a proposal that failed "to provide guidance on how it should be implemented"); *Philadelphia Electric Co.* (July 30, 1992); *Corning Incorporated* (February 18, 1997); *Occidental Petroleum Corporation* (February 11, 1991); *Wendy's International, Incorporated* (February 6, 1990); *North Fork Bancorporation, Incorporated* (March 25, 1992); and *NYNEX Corporation* (January 24, 1990).

As in the foregoing examples, the Proposal uses subjective and highly ambiguous terms, which, especially in light of the facts regarding substantial implementation discussed in Section I above, would prevent the Company from knowing with any reasonable certainty what additional action is required to implement. Specifically, the Proposal requests that KeySpan's board of directors "take each step necessary for a simple majority vote to apply on each issue that can be subject to shareholder vote to the greatest extent possible...." However, the Proposal contains no definition or guidelines as to what constitutes a "simple majority vote" or as to how or by whom such a determination should be made. In particular, it is unclear whether a "simple majority vote" is intended to mean a majority of the outstanding shares entitled to vote on a matter, a majority of the shares present and entitled to vote on a matter or a majority of the votes cast on a matter. KeySpan's stockholders are being asked to approve a proposal that provides vague and ambiguous standards as to what additional steps, if any, KeySpan may be expected to take.

In addition, if KeySpan were to take steps to further implement the Proposal, it would be left with no guidance as to what was required to implement such vote "to the greatest extent possible." It is not clear what actions KeySpan would need to take in order to act within the scope of "the greatest extent possible." Moreover, it is not clear whether all legally possible actions need be taken, whether all financially possible actions need be taken, or otherwise. For example, KeySpan is a New York corporation subject to New York Business Corporation Law (the "NYBCL"). Certain provisions of the NYBCL allow for or require supermajority voting.[3] Would the Proposal's provision for taking action "to the greatest extent possible" include the necessity to reincorporate the Company under a different state jurisdiction that contains no provisions for supermajority voting? Moreover, as discussed above, the relevant supermajority voting requirements contained in KeySpan's governing documents in at least one case actually operate to

[3] For example, section 616 of the NYBCL allows for our certificate of incorporation to contain provisions specifying that a supermajority vote may be required to undertake certain actions. Section 616 further requires that any amendment to such certificate of incorporation provisions must be authorized by at least a two-thirds vote of shareholders.

make it more difficult for KeySpan to alter its underlying shareholder majority voting standard. It is entirely unclear what action KeySpan would take with respect to such provisions in order to implement the Proposal. Without such guidance, KeySpan could take steps, or fail to take steps, in attempting to implement the Proposal in contravention of the intentions of the stockholders who voted for the Proposal. Therefore, if the

Proposal were to be adopted, neither KeySpan, the Board nor KeySpan's stockholders would be able to determine, with any reasonable certainty, what additional actions, if any, would be required in connection with its implementation. The Proposal is effectively rendered meaningless because it is vague, open-ended and subject to different interpretations.

Because of the Proposal's vagueness and indefiniteness, KeySpan believes it may properly be omitted from the Proxy Materials pursuant to Rule 14a-8(i)(3).

III. The Proposal Is Excludable under Rule 14a-8(i)(3) because the Proposal Is False or Misleading under Rule 14a-9.

Under Rule 14a-8(i)(3), a company may omit a shareholder proposal from its proxy materials if the proposal is contrary to any of the Commission's proxy rules and regulations, including Rule 14a-9. Rule 14a-9 provides that "no solicitation...shall be made by means of any proxy statement ... containing any statement which, at the time and in light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statement therein not false or misleading..." As discussed below, we believe that KeySpan may properly omit the Proposal from its 2006 Proxy Materials pursuant to Rule 14a-8(i)(3) because most, if not all, points raised in the supporting statement of the Proposal have absolutely no relevance or applicability to KeySpan and are therefore false and misleading in violation of Rule 14a-9.

The entire paragraph beginning with the heading "End Potential Frustration of the Shareholder Majority" is materially false and misleading. This portion of the supporting statement argues that under "[o]ur current rule", a mere one percent of the voting stock "could force its will" on the other stockholders. This situation, however, is inherent in requiring any percentage threshold for approval-- the point is not that one percent (or for that matter, one share) has veto power, but that at some point the vote of an additional share or percentage point is decisive. For example, even in simple majority voting, as favored by the Proposal, the voter of a single share could force its will on all other stockholders if it is the final vote cast in an evenly divided contest. In comparable situations, the Staff has taken a No-Action position under Rule 14a-8(i)(3) on the grounds that similar statements were misleading. See *Northrup Grumman Corporation* (March 17, 2003); *US Bancorp* (January 27, 2003); *Honeywell International, Inc.* (October 16, 2001).

Moreover, the Proposal states that KeySpan requires a "... 75% vote to make key governance changes." The Proposal also states that "[a]n awesome 75% shareholder vote was required to make certain key changes...." These statements are materially false and misleading since KeySpan's By-laws and Certificate of Incorporation do not require a 75% vote for any corporate governance change or for any other matter and a 75% shareholder vote was not and has never been required to make "certain key changes." In fact, according to Section 2.8 of KeySpan's Bylaws, "[e]xcept as otherwise provided by law, the Certificate of Incorporation, Preferred Stock Designation, or these By-Laws, in all matters other than the election of Directors, the affirmative vote of a majority of the voting power of the shares present in person or represented by proxy at the meeting and entitled to vote on the matter shall be the act of the shareholders." However, as expressly stated in the Proposal, the Proposal specifically "...does not address a majority vote standard in director elections...."

Despite the unclear meaning of the Proposal language, "key governance changes," we believe all substantive governance proposals may be approved in accordance with our "majority of the voting power of the shares present" standard. In any event, KeySpan's governing documents do not require a "... 75% vote to make key governance changes...." For these reasons, the Proposal is excludable under Rule 14a-8(i)(3).

KeySpan also believes that the following quotation contains the type of false and misleading statement that is prohibited under Rule 14a-9 and should be excluded under Rule 14a-8(i)(3):

> "The Council of Institutional Investors **www.cii.org** formally recommends adoption of this proposal topic."

This statement is misleading because it refers to the Council of Institutional Investors (the "Council"), and adds that the Council "formally recommends adoption of this proposal topic." The Company believes that this sentence misleadingly implies that the Council recommends a vote for the Proposal. To our knowledge, no such recommendation with respect to the Proposal has been made by the Council.

In addition, we believe that the Proponent's inclusion of the URL "www.cii.org" is false and misleading under Rules 14a-8(i)(3) and 14a-9. As stated in SLB No. 14 (July 13, 2001) at Q&A F.1., a website reference may be excluded if information contained on the website is materially false or misleading, irrelevant to the subject matter of the proposal or otherwise in contravention of the proxy rules. References to third-party website addresses often can be misleading because they cannot be regulated for content and are always subject to change without notice. In this case, the website reference is only to a "home page." While the Council maintains other pages (some of which may be accessed through the Council's "home page") that may contain information that is potentially relevant to the Proposal, the "home page" does not. We believe the Staff's prerequisites for exclusion of the website referenced in the Proposal are satisfied. The Council's website includes material that is entirely extraneous and irrelevant to the Proposal, including newsletters, other proposals, email lists, and links to other unrelated websites. Indeed, there are several recent no-action letters that have required stockholders to delete or revise a citation to a website address, including "www.cii.org," the very website cited in the Proposal. See, e.g., *Moody's Corporation* (February 18, 2003) (noting that the website address "www.cii.org" may be omitted unless the proponent provided a citation to a specific source); *Kimberly-Clark Corporation* (January 27, 2003); *Weyerhaeuser Company* (January 16, 2003); *Genuine Parts Company* (January 15, 2003). Moreover, the Proponent's inclusion of this website address is an attempt to direct shareholders to information the Proponent could not otherwise include in the Proposal due to the 500 word limit imposed on shareholder proposals pursuant to Rule 14a-8(d). See *Boeing Company* (March 2, 2002); and *AMR Corp.* (April 3, 2001).

The heading "Progress Begins with One Step" and the text under that heading, which constitutes over half of the Proposal's supporting statement, are substantially irrelevant to KeySpan and to the Proposal such that a reasonable shareholder would be uncertain as to the matter on which he is asked to vote. With no attempt to demonstrate its relationship to simple-majority voting, the Proponent dedicates substantial portions of his supporting statement to his views on the Company's "2005 governance standards."[4] These assertions would mislead shareholders by implying that a host of other practices would be affected by adoption of the Proposal. When addressing similar irrelevant supporting statements in a proposal similar to the Proponent's, the Staff concluded that the irrelevant information was misleading and could be omitted. *See Alaska Air Group, Inc.* (March 13, 2001) (requiring the deletion of language relating to staggered boards, poison pills, "entrenched directors" and "conflicted directors" in a simple-majority voting proposal); *cf. Freeport-McMoRan Copper & Gold Inc.* (February 22, 1999) (requiring the deletion of language relating to the company's overseas operations and compliance with the Foreign Corrupt Practices Act in a proposal calling for annual director elections); *Knight Ridder, Inc.* (December 28, 1995) (allowing for the omission of language relating to an employment strike in a proposal calling for the redemption of the company's shareholder rights plan); *CIGNA Corp.* (February 16, 1988) (allowing for the omission of language relating to executive compensation in a proposal calling for an amendment to a fair price/supermajority provision in the company's charter). As such, the Company requests that the Proposal be omitted in its entirety.

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[4] The Proposal sets forth six bullet points under the heading "Progress Begins with One Step." The bullet points that discuss (i) the Company's purported lack of an "Independent Chairman or Lead Director," which he calls an "Independent oversight concern," (ii) cumulative voting, (iii) our Audit Committee Chairman's purported tenure as a director, and (iv) a "$250,000 Director's Charitable Giving Program," are entirely false and misleading, as well as irrelevant to simple-majority voting. The bullet point concerning the number of times our Audit Committee met is accurate but equally irrelevant to simple-majority voting. Finally, the only bullet point that is actually relevant to the Proposal's simple-majority voting resolution relates to a purported "75% vote to make key governance changes…." This bullet point is also false and misleading, as discussed herein.

In addition, this same paragraph beginning with the heading "Progress Begins with One Step" is further false and misleading and may be excluded under Rule 14a-8(i)(3). The first sentence in such paragraph states that KeySpan's "2005 governance standards were not impeccable." This sentence implies that KeySpan's governance standards were in some way unsatisfactory. However, KeySpan's corporate governance practices support the Company's uncompromising corporate ethics, quality of earnings and financial reporting, and focus on shareholder value. These high standards are supported by governance practices that have earned KeySpan a high Institutional Shareholder Services corporate governance quotient score that rates KeySpan higher than over 80% of the companies in the utility sector and the S&P 500.

The text following the heading "Progress Begins with One Step" also includes several bulleted statements that KeySpan believes contain false and misleading statements in that they are factually incorrect and therefore prohibited under Rule 14a-9 and should be excluded under Rule 14a-8(i)(3).

The bulleted statement beginning "we had no Independent Chairman or lead Director..." is no longer accurate since on December 14, 2005, it was announced that our Board of Directors had appointed a Lead Director, effective January 1, 2006.

The bulleted statement, "An awesome 75% shareholder vote was required to make certain key changes – Entrenchment concern," as discussed above, is entirely false and misleading. At no time have any key changes been proposed that have required a 75% shareholder vote. No such requirement exists under our corporate governance policies or governing documents.

The bulleted statement, "Cumulative voting was not allowed," is false and misleading because it implies that a cumulative voting proposal was submitted and was opposed or otherwise failed. This is simply not the case, as no such proposal has been made.

The bulleted statement, "The Chairman of our key Audit Committee had 18 years director tenure- Independence concern," is false in that the Chairman of KeySpan's Audit Committee has only been a director of KeySpan for approximately eight years.[5] Moreover, this statement is false and misleading because it implies that our Chairman of the Audit Committee is not independent. The fact is that the Chairman of our Audit Committee, like all members of our Audit Committee, is independent as required by and in accordance with the rules of the New York Stock Exchange and the Sarbanes-Oxley Act of 2002.

The bulleted statement, "A $250,000 Director's Charitable Giving Program rewarding long–tenure for directors (possibility at the expense of limiting critical feed-

[5] Prior to serving as a director on KeySpan's board, from 1989 to such date, he was a director of the Brooklyn Union Gas Company, a wholly owned subsidiary of KeySpan.

back to management) was established in June 2003-Independence concern," is false and misleading because it is inaccurate. KeySpan has no "Director's Charitable Giving Program" and no such program was established in June 2003 or at any other time.

Moreover, the bulleted statements are preceded by the sentence "For instance in 2005 it was reported (and certain concerns are noted)." This sentence is also false and misleading, and thus excludable, because, to the extent that the bulleted statements to which it refers are false, such statements could not have been and to our knowledge were not reported with respect to KeySpan.

Finally, the last two sentences of the last paragraph of the Proposal contain false and misleading statements that are prohibited under Rule 14a-9 and should be excluded under Rule 14a-8(i)(3). The last two sentences from the Proposal are as follows:

> "For example, to our Board's credit we now elect all Directors annually. This started at the 2005 annual meeting and continues."

These sentences are false and misleading because it is simply untrue that KeySpan only recently established annual elections of directors at its 2005 annual meeting. The fact is that KeySpan has always elected each of its directors on an annual basis and no such changes to our election policies have been made.

For each of the foregoing reasons, the Proposal is excludable under Rule 14a-8(i)(3).

IV. The Proponent's Identifying Information is Excludable From The Proposal pursuant to Rule 14a-8(1)(1).

Should the Staff disagree with our view that the Proposal is excludable as discussed in Sections I, II and III above, we respectfully request that the Staff concur that KeySpan may properly omit the Proponent's identifying information from the Proposal. Rule 14a-8(1)(1) permits KeySpan to exclude a Proponent's name and address so long as KeySpan includes a statement that KeySpan will promptly provide such information to shareowners upon receiving an oral or written request. The Proponent has included his name and address in the Proposal's second paragraph. SLB No. 14 (July 13, 2001) makes clear that the name of the Proponent, even if included in the Proposal or supporting statement thereto, may be omitted. *See also Wyeth* (December 23, 2003) (finding that the sentence identifying the proponent and the proponent's address was excludable). Therefore, KeySpan intends to omit the Proposal's second paragraph, which contains the Proponent's name and address. KeySpan requests the Staff's concurrence that such language may be stricken from the Proposal.

KEYSPAN

V. Conclusion

Based upon the foregoing analysis, we respectfully request that the Staff of the Commission concur that it will take no action if KeySpan excludes the Proposal from its 2006 Proxy Materials. KeySpan believes that the Proposal has been substantially implemented and is therefore moot in that our current governance provisions substantially provide for a "simple majority" shareholder vote in accordance with the recommendation contained in the Proposal. In addition, substantially all of the supporting statement is false and misleading in that most of the statements contained therein bear no relationship to facts or events remotely relevant to KeySpan. If you have any questions or if the Staff is unable to agree with our conclusions without additional information or discussions, we respectfully request the opportunity to confer with members of the Staff prior to issuance of any written response to this letter. If we can be of any further assistance in this matter, please do not hesitate to call me at (718) 403-1058, or Alfred Bereche, Associate General Counsel, at (516) 545-5028. Thank you for your consideration of this matter.

Sincerely,

Erik P. Weingold
Counsel

cc: Emil Rossi
John Chevedden

EXHIBIT A

Emil Rossi
P.O. Box 249
Boonville, CA 95415

Mr. Robert B. Catell
Chairman
KeySpan Corporation (KSE)
One MetroTech Center
Brooklyn NY 11201

Dear Mr. Catell,

This Rule 14a-8 proposal is respectfully submitted for the 2006 annual shareholder meeting to support the long-term performance of our company. Rule 14a-8 requirements are intended to be met including ownership of the required stock value until after the date of the applicable shareholder meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

This is the proxy for Mr. John Chevedden and/or his designee to act on my behalf in shareholder matters, including this shareholder proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communication to Mr. John Chevedden at:

PH: 310-371-7872
2215 Nelson Ave., No. 205
Redondo Beach, CA 90278

Your consideration and the consideration of the Board of Directors is appreciated.

Sincerely,

Emil Rossi Oct. 05-05

cc: John J. Bishar, Jr.
Corporate Secretary
PH: 718 403-1000
FX: 718 488-1782
FX: 718-545-2293

[October 11, 2)05]

3 – Adopt Simple M jority Vote

RESOLVED: Shareholders recommend that our Board of Directors take each step necessary for a simple majority vote to apply on each issue that can be subject to shareholder vote to the greatest extent possible. This proposal is focuse on voting requirements no higher than approximately 51%.

Emil Rossi, P.O. Box 249, Boonville, Calif. 95415 sub mitted this proposal.

75% yes-vote

This topic won a 75% yes-vote average at 7 maj r companies in 2004. The Council of Institutional Investors www.cii.org formally recomme ds adoption of this proposal topic.

End Potential Frustration of the Sharehold r Majority

Our current rule allows a small minority to frustrate the will of our shareholder majority. For example, in requiring a 75% vote to make key governa ce changes, if 74% vote yes and only 1% vote no — only 1% could force their will on the overv helming 74% majority at our company.

This proposal does not address a majority vote stan ard in director elections which is gaining a groundswell of support as a separate topic.

Progress Begins with One Step

It is important to take one step forward in our c rporate governance and adopt the above RESOLVED statement since our 2005 governance st ndards were not impeccable. For instance in 2005 it was reported (and certain concerns are note):

- We had no Independent Chairman or Lead Direct r – Independent oversight concern.
- An awesome 75% shareholder vote was r quired to make certain key changes – Entrenchment concern.
- Cumulative voting was not allowed.
- The Chairman of our key Audit Committee ha 18 years director tenure – Independence concern.
- Our key Audit Committee met only 6-times in a ull year.
- A $250,000 Director's Charitable Giving Pr gram rewarding long-tenure for directors (possibility at the expense of limiting critical fee -back to management) was established in June 2003 – Independence concern.

Our Board has shown that it can make improvements n our corporate governance and I hope our Board takes this opportunity now before it as a ballo item. For example, to our Board's credit we now elect all Directors annually. This started at th 2005 annual meeting and continues.

Adopt Simple Maj rity Vote
Yes on 3

Notes:
The above format is the format submitted and intende for publication.

The company is requested to assign a proposal numbe: (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

This proposal is believed to conform with Staff Le al Bulletin No. 14B (CF), September 15, 2004 including:
Accordingly, going forward, we believe that it would r ot be appropriate for companies to exclude supporting statement language and/or an entire prop sal in reliance on rule 14a-8(i)(3) in the following circumstances:

• the company objects to factual assertions because th y are not supported;

• the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;

• the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the cor pany, its directors, or its officers; and/or

• the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements a re not identified specifically as such.

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of th is and each other ballot item is requested to be consistent throughout the proxy materials.

Please advise if there is any typographical question.

Stock will be held until after the annual meeting. Verification of stock ownership will be forwarded.

Although the following text is not part of the ru e 14a-8 shareholder proposal, it further reinforces the need for improved governance:

COMPENSATION HIGHLIGHTS (Source: The Cc rporate Library, an independent investment research firm in Portland, Maine)

Keyspan does not score as well as it could in the realn of executive compensation for several key reasons. The compensation committee continues to gr nt large option awards to a chief executive officer that already holds 2.1MM shares. Mr. Catell re ceived 12.55% of all options granted last year, far exceeding best practice benchmarks of 2-3%.

Disclosure methods are of concern as well. Performan :e share awards counted as "All Other Compensation" in the summary compensation table o Keyspan's proxy is atypical.

Finally, the severance arrangements with the c uief executive officer are less than desirable considering he shall receive continuation of sal ury, bonus, and benefits through the end of his contract, which has been renewed seve al times. Best practice mandates a finite severance period of no more than 2 years.

EXHIBIT B

KEYSPAN CORPORATION

BY-LAWS

June 25, 2003

COUNTIES OF KINGS AND NASSAU
NEW YORK

KEYSPAN CORPORATION

INDEX

ARTICLE IV
OFFICERS

ARTICLE V
STOCK CERTIFICATES AND TRANSFERS

ARTICLE VI
MISCELLANEOUS PROVISIONS

ARTICLE VII
CONTRACTS, PROXIES, ETC.

ARTICLE VIII
AMENDMENTS

BY-LAWS

OF

KEYSPAN CORPORATION

INCORPORATED UNDER THE LAWS OF THE STATE OF NEW YORK

ARTICLE I

OFFICES AND RECORDS

Section 1.1. New York Offices. The offices of the Corporation in the State of New York shall be located in the Counties of Nassau and Kings.

Section 1.2. Other Offices. The Corporation may have such other offices, either within or without the State of New York, as the Board of Directors may designate or as the business of the Corporation may from time to time require.

Section 1.3. Books and Records. The books and records of the Corporation may be kept outside the State of New York at such place or places as may from time to time be designated by the Board of Directors.

ARTICLE II

SHAREHOLDERS

Section 2.1. Annual Meeting. The annual meeting of the shareholders of the Corporation shall be held on such date and at such time as may be fixed by resolution of the Board of Directors.

Section 2.2. Special Meeting. Except as otherwise required by law and subject to the rights of the holders of any class or series of stock having a preference over the Common Stock as to dividends or upon liquidation, special meetings of shareholders of the Corporation for any purpose or purposes may be called only by the Board of Directors pursuant to a resolution stating the purpose or purposes thereof approved by a majority of the total number of Directors which the Corporation would have if there were no vacancies (the "Whole Board").

Section 2.3. Place of Meeting. The Board of Directors shall designate the place of meeting for any annual meeting or for any special meeting of the shareholders. If no designation is so made, the place of meeting shall be either principal office of the Corporation.

Section 2.4. Notice of Meeting. Written or printed notice, stating the place, day and hour of the meeting and the purpose or purposes for which the meeting is called, shall be delivered by the Corporation not less than 10 calendar days nor more than 60 calendar days before the date of the meeting, either personally or by mail, to each shareholder of record entitled to vote at such meeting. If mailed, such notice shall be deemed to be delivered when deposited in the United States mail with postage thereon prepaid, addressed to the shareholder at such person's address as it appears on the stock transfer books of the Corporation. Such further notice shall be given as may be required by law. Only such business shall be conducted at a special meeting of shareholders as shall have been brought before the meeting pursuant to the Corporation's notice of meeting. Meetings may be held without notice if all shareholders entitled to vote are present, or if notice is waived by those not present in accordance with Section 6.4 of these By-Laws. Any previously scheduled meeting of the shareholders may be postponed, and any special meeting of the shareholders may be canceled, by resolution of the Board of Directors upon public notice given prior to the date previously scheduled for such meeting of shareholders.

Section 2.5. Quorum and Adjournment; Voting. Except as otherwise provided by law or by the Certificate of Incorporation, the holders of a majority of the voting power of all outstanding shares of the Corporation entitled to vote generally in the election of Directors (the "Voting Stock"), represented in person or by proxy, shall constitute a quorum at a meeting of shareholders, except that when specified business is to be voted on by a class or series of stock voting as a class, the holders of a majority of the shares of such class or series shall constitute a quorum of such class or series for the transaction of such business. The Chairman of the meeting may adjourn the meeting from time to time, whether or not there is such a quorum. No notice of the time and place of adjourned meetings need be given except as required by law. The shareholders present at a duly called meeting at which a quorum is present may continue to transact business until adjournment, notwithstanding the withdrawal of enough shareholders to leave less than a quorum.

Section 2.6. Proxies. At all meetings of shareholders, a shareholder may vote by proxy executed in writing (or in such manner prescribed by the New York Business Corporation Law (the "NYBCL")) by the shareholder, or by such person's duly authorized attorney in fact.

Section 2.7. Notice of Shareholder Business and Nominations.

(A) *Annual Meetings of Shareholders.* (1) Nominations of persons for election to the Board of Directors of the Corporation and the proposal of business to be considered by the shareholders may be made at an annual meeting of shareholders (a) pursuant to the Corporation's notice of meeting pursuant to Section 2.4 of these By-Laws, (b) by or at the direction of the Board of Directors or (c) by any shareholder of the Corporation who was a shareholder of record at the time of giving of notice provided for in this By-Law, who is entitled to vote at the meeting and who complies with the notice procedures set forth in this By-Law.

(2) For nominations or other business to be properly brought before an annual meeting by a shareholder pursuant to clause (c) of paragraph (A)(1) of this By-Law, the shareholder must have given timely notice thereof in writing to the Secretary of the Corporation and such other business must otherwise be a proper matter for shareholder action. To be timely, a shareholder's notice shall be delivered to the Secretary at the principal executive office of the Corporation in Brooklyn, New York not later than the close of business on the 60th calendar day nor earlier than the close of business on the 90th calendar day prior to the first anniversary of the preceding year's annual meeting; provided, however, that in the event that the date of the annual meeting is more than 30 calendar days before or more than 60 calendar days after such anniversary date, notice by the shareholder to be timely must be so delivered not earlier than the close of business on the 90th calendar day prior to such annual meeting and not later than the close of business on the later of the 60th calendar day prior to such annual meeting or the 10th calendar day following the calendar day on which public announcement of the date of such meeting is first made by the Corporation. In no event shall the public announcement of an adjournment of an annual meeting commence a new time period for the giving of a shareholder's notice as described above. Such shareholder's notice shall set forth (a) as to each person whom the shareholder proposes to nominate for election or reelection as a Director all information relating to such person that is required to be disclosed in solicitations of proxies for election of Directors in an election contest, or is otherwise required, in each case pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended (the "Exchange Act") and Rule 14a-11 thereunder (including such person's written consent to being named in the proxy statement as a nominee and to serving as a Director if elected); (b) as to any other business that the shareholder proposes to bring before the meeting, a brief description of the business desired to be brought before the meeting, the reasons for conducting such business at the meeting and any material interest in such business of such shareholder and the beneficial owner, if any, on whose behalf the proposal is made; and (c) as to the shareholder giving the notice and the beneficial owner, if any, on whose behalf the nomination or proposal is made (i) the name and address of such shareholder, as they appear on the Corporation's books, and of such beneficial owner and (ii) the class and number of shares of the Corporation which are owned beneficially and of record by such shareholder and such beneficial owner.

(3) Notwithstanding anything in the second sentence of paragraph (A)(2) of this By-Law to the contrary, in the event that the number of Directors to be elected to the Board of Directors of the Corporation is increased and there is no public announcement by the Corporation naming all of the nominees for Director or specifying the size of the increased Board of Directors at least 70 calendar days prior to the first anniversary of the preceding year's annual meeting, a shareholder's notice required by this By-Law shall also be considered timely, but only with respect to nominees for any new positions created by such increase, if it shall be delivered to the Secretary at the principal executive office of the Corporation in Brooklyn, New York not later than the close of business on the 10th calendar day following the day on which such public announcement is first made by the Corporation.

(B) *Special Meetings of Shareholders.* Nominations of persons for election to the Board of Directors may be made at a special meeting of shareholders at which Directors are to be elected pursuant to the Corporation's notice of meeting (a) by or at the direction of the Board of Directors or (b) provided that the Board of Directors has determined that Directors shall be elected at such meeting, by any shareholder of the Corporation who is a shareholder of record at the time of giving of notice provided for in this By-Law, who shall be entitled to vote at the meeting and who complies with the notice procedures set forth in this By-Law. In the event the Corporation calls a special meeting of shareholders for the purpose of electing one or more Directors to the Board of Directors, any shareholder may nominate a person or persons (as the case may be), for election to such position(s) as specified in the Corporation's notice of meeting pursuant to clause (b) of the preceding sentence, if the shareholder's notice complying with the requirements of clauses (a) and (c) of paragraph (A)(2) of this By-Law shall be delivered to the Secretary at the principal executive office of the Corporation in Brooklyn, New York not earlier than the close of business on the 90th calendar day prior to such special meeting and not later than the close of business on the later of the 60th calendar day prior to such special meeting or the 10th calendar day following the day on which public announcement is first made of the date of the special meeting and of the nominees proposed by the Board of Directors to be elected at such meeting. In no event shall the public announcement of an adjournment of a special meeting commence a new time period for the giving of a shareholder's notice as described above.

(C) *General.* (1) Only such persons who are nominated in accordance with the procedures set forth in this By-Law shall be eligible to serve as Directors and only such business shall be conducted at a meeting of shareholders as shall have been brought before the meeting in accordance with the procedures set forth in this By-Law. Except as otherwise provided by law, the Certificate of Incorporation or these By-Laws, the Chairman of the meeting shall have the power and duty to determine whether a nomination or any business proposed to be brought before the meeting was made or proposed, as the case may be, in accordance with the procedures set forth in this By-Law and, if any proposed nomination or business is not in compliance with this By-Law, to declare that such defective proposal or nomination shall be disregarded.

(2) For purposes of this By-Law, "public announcement" shall mean disclosure in a press release reported by the Dow Jones News Service, Associated Press or comparable national news service or in a document publicly filed by the Corporation with the Securities and Exchange Commission pursuant to Section 13, 14 or 15(d) of the Exchange Act.

(3) Notwithstanding the foregoing provisions of this By-Law, a shareholder shall also comply with all applicable requirements of the Exchange Act and the rules and regulations thereunder with respect to the matters set forth in this By-Law. Nothing in this By-Law shall be deemed to affect any rights (i) of shareholders to request inclusion of proposals in the Corporation's proxy statement pursuant to Rule 14a-8 under the Exchange Act or (ii) of the holders of any series of Preferred Stock to elect Directors under an applicable Preferred Stock Designation (as defined in the Certificate of Incorporation).

Section 2.8. Procedure for Election of Directors; Required Vote. Election of Directors at all meetings of the shareholders at which Directors are to be elected shall be by ballot, and, subject to the rights of the holders of any series of Preferred Stock to elect Directors under an applicable Preferred Stock Designation, a plurality of the votes cast thereat shall elect Directors. Except as otherwise provided by law, the Certificate of Incorporation, Preferred Stock Designation, or these By-Laws, in all matters other than the election of Directors, the affirmative vote of a majority of the voting power of the shares present in person or represented by proxy at the meeting and entitled to vote on the matter shall be the act of the shareholders.

Section 2.9. Inspectors of Elections; Opening and Closing the Polls. The Board of Directors by resolution shall appoint, or shall authorize an officer of the Corporation to appoint, one or more inspectors, which inspector or inspectors may include individuals who serve the Corporation in other capacities, including, without limitation, as officers, employees, agents or representatives, to act at the meetings of shareholders and make a written report thereof. One or more persons may be designated as alternate inspector(s) to replace any inspector who fails to act. If no inspector or alternate has been appointed to act or is able to act at a meeting of shareholders, the Chairman of the meeting shall appoint one or more inspectors to act at the meeting. Each inspector, before discharging such person's duties, shall take and sign an oath faithfully to execute the duties of inspector with strict impartiality and according to the best of such person's ability. The inspector(s) shall have the duties prescribed by law. The Chairman of the meeting shall fix and announce at the meeting the date and time of the opening and the closing of the polls for each matter upon which the shareholders will vote at a meeting.

Section 2.10. No Shareholder Action by Written Consent. Any action required or permitted to be taken by the shareholders of the Corporation must be effected at a duly called annual or special meeting of such holders and may not be effected by any consent in writing by such holders.

ARTICLE III

BOARD OF DIRECTORS

Section 3.1. General Powers. The business and affairs of the Corporation shall be managed under the direction of the Board of Directors. In addition to the powers and authorities by these By-Laws expressly conferred upon them, the Board of Directors may exercise all such powers of the Corporation and do all such lawful acts and things as are not by statute or by the Certificate of Incorporation or by these By-Laws required to be exercised or done by the shareholders. A Director of this Corporation need not be a shareholder therein.

Section 3.2. Number and Tenure. Except as otherwise fixed by or pursuant to the provisions of Article IV of the Certificate of Incorporation relating to the rights of the holders of any class or series of stock having a preference over the Common Stock as to dividends or upon liquidation to elect additional Directors under specified circumstances, the number of the Directors of the Corporation shall be fixed from time to time exclusively pursuant to a resolution adopted by a majority of the Whole Board. No decrease in the number of Directors, however, shall shorten the term of any incumbent Director. Directors shall be elected by the shareholders of the Corporation at their annual meeting, except as herein otherwise provided for vacancies and newly created directorships, in the manner provided in Article II hereof, to serve for one year or until their successors are elected or chosen and qualified.

Section 3.3. Regular Meetings. The Board of Directors shall, by resolution, provide the time and place for the holding of regular meetings, as it deems necessary, without other notice than such resolution.

Section 3.4. Special Meetings. Special meetings of the Board of Directors shall be called at the request of the Chairman of the Board or a majority of the Board of Directors then in office. The person or persons authorized to call special meetings of the Board of Directors may fix the place and time of the meetings.

Section 3.5. Notice. Notice of any special meeting of Directors shall be given to each Director at such person's business or residence in writing by hand delivery, first-class or overnight mail or courier service, telegram or facsimile transmission, or orally by telephone. If mailed by first-class mail, such notice shall be deemed adequately delivered when deposited in the United States mails so addressed, with postage thereon prepaid, at least 5 calendar days before such meeting. If by telegram, overnight mail or courier service, such notice shall be deemed adequately delivered when the telegram is delivered to the telegraph company or the notice is delivered to the overnight mail or courier service company at least 24 hours before such meeting. If by facsimile transmission, such notice shall be deemed adequately delivered when the notice is transmitted at least 12 hours before such meeting. If by telephone or by hand delivery, the notice shall be given at least 12 hours prior to the time set for the meeting. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the Board of Directors need be specified in the notice of such meeting, except for amendments to these By-Laws. A meeting may be held at any time without notice if all the Directors are present or if those not present waive notice of the meeting either before or after such meeting.

Section 3.6. Action by Consent of Board of Directors. Any action required or permitted to be taken at any meeting of the Board of Directors or of any committee thereof may be taken without a meeting if all members of the Board or committee, as the case may be, consent thereto in writing, and the writing or writings are filed with the minutes of proceedings of the Board or committee.

Section 3.7. Conference Telephone Meetings. Members of the Board of Directors or any committee thereof may participate in a meeting of the Board of Directors or such committee by means of conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other, and such participation in a meeting shall constitute presence in person at such meeting.

Section 3.8. Quorum. Subject to Section 3.9, a whole number of Directors equal to at least a majority of the Whole Board shall constitute a quorum for the transaction of business, but if at any meeting of the Board of Directors there shall be less than a quorum present, a majority of the Directors present may adjourn the meeting from time to time without further notice. The act of the majority of the Directors present at a meeting at which a quorum is present shall be the act of the Board of Directors. The Directors present at a duly organized meeting may continue to transact business until adjournment, notwithstanding the withdrawal of enough Directors to leave less than a quorum.

Section 3.9. Vacancies. Except as otherwise provided for or fixed by or pursuant to the provisions of Article IV of the Certificate of Incorporation relating to the rights of the holders of any class or series of stock having a preference over the Common Stock as to dividends or upon liquidation to elect Directors under specified circumstances, newly created directorships resulting from any increase in the number of Directors and any vacancies on the Board of Directors resulting from death, resignation, disqualification, removal or other cause shall be filled by the affirmative vote of a majority of the remaining Directors then in office, even though less than a quorum of the Board of Directors. Any Director elected in accordance with the preceding sentence shall hold office for the remainder of such unexpired term or until such Director's successor shall have been duly elected or chosen and qualified. No decrease in the number of Directors constituting the Board of Directors shall shorten the term of any incumbent Director.

Section 3.10. Committees. (a) The Board of Directors may, by resolution adopted by a majority of the Whole Board, designate committees to exercise, subject to applicable provisions of law, any or all the powers of the Board in the management of the business and affairs of the Corporation when the Board is not in session, including without limitation the power to declare dividends and to authorize the issuance of the Corporation's capital stock. Any such committee may to the extent permitted by law exercise such powers and shall have such responsibilities as shall be specified in the designating resolution. Each such committee shall consist of two or more Directors of the Corporation. Each committee shall keep written minutes of its proceedings and shall report such proceedings to the Board when required.

(b) A majority of any committee may determine its action and fix the time and place of its meetings, unless the Board shall otherwise provide. Notice of such meetings shall be given to each member of the committee in the manner provided for in Section 3.5 of these By-Laws. The Board shall have power at any time to fill vacancies in, to change the membership of, or to dissolve any such committee. Nothing herein shall be deemed to prevent the Board from appointing one or more committees consisting in whole or in part of persons who are not Directors of the Corporation; provided, however, that no such committee shall have or may exercise any authority of the Board.

Section 3.11. Removal. Subject to the rights of any class or series of stock having a preference over the Common Stock as to dividends or upon liquidation to elect Directors under specified circumstances, any Director may be removed from office only for cause by the affirmative vote of the holders of at least a majority of the voting power of all Voting Stock then outstanding, voting together as a single class.

Section 3.12. Records. The Board of Directors shall cause to be kept a record containing the minutes of the proceedings of the meetings of the Board and of the shareholders, appropriate stock books and registers and such books of records and accounts as may be necessary for the proper conduct of the business of the Corporation.

ARTICLE IV

OFFICERS

Section 4.1. Elected Officers. As the Board of Directors from time to time may deem proper, the elected officers of the Corporation shall be a Chairman of the Board of Directors, a Chief Executive Officer, a President, a Secretary, a Treasurer, and such other officers (including, without limitation, a Chief Operating Officer, a Chief Financial Officer, one or more Presidents of business divisions, Executive Vice Presidents, Senior Vice Presidents and Vice Presidents). The Chairman of the Board shall be chosen from among the Directors. All officers elected by the Board of Directors shall each have such powers and duties as generally pertain to their respective offices, subject to the specific provisions of this Article IV. Such officers shall also have such powers and duties as from time to time may be conferred by the Board of Directors or by any committee thereof. The Board or any committee thereof may from time to time elect such other officers (including, but not limited to, a Chief Operating Officer, a Chief Financial Officer, one or more Presidents, Executive Vice Presidents, Senior Vice Presidents, Vice Presidents, Controllers, Assistant Secretaries and Assistant Treasurers), as may be necessary or desirable for the conduct of the business of the Corporation. Such other officers and agents shall have such duties and shall hold their offices for such terms as shall be provided in these By-Laws or as may be prescribed by the Board or such committee, as the case may be.

Section 4.2. Election and Term of Office. The elected officers of the Corporation shall be elected annually by the Board of Directors at the next regular meeting of the Board of Directors held after the annual meeting of the shareholders. If the election of officers shall not be held at such meeting, such election shall be held as soon thereafter as convenient. Each officer shall hold office until such person's successor shall have been duly elected and shall have qualified or until such person's death or until he shall resign or be removed pursuant to Section 4.9.

Section 4.3. Chairman of the Board. The Chairman of the Board shall preside at all meetings of the shareholders and of the Board of Directors. The Chairman of the Board shall perform all such other duties as are properly required of him by the Board of Directors. The Chairman of the Board may also serve as an officer of the Corporation, if so elected by the Board. The Directors also may elect a Vice-Chairman to act in the place of the Chairman upon his absence or inability to act.

Section 4.4. Chief Executive Officer. The Chief Executive Officer of the Corporation shall be responsible for the general management of the affairs of the Corporation and shall make reports to the Board of Directors and the shareholders, and shall see that all orders and resolutions of the Board of Directors and of any committee thereof are carried into effect.

Section 4.5. Presidents. Each President shall act in a general executive capacity and shall assist the Chief Executive Officer in the administration and operation of the Corporation's business and general supervision of its policies and affairs. The President, if he or she is also a Director, shall, in the absence of or because of the inability of the Chairman of the Board or a Vice Chairman, if there is one, perform all duties of the Chairman or Vice Chairman of the Board and preside at all meetings of shareholders and of the Board of Directors.

Section 4.6. Vice Presidents. Each Executive Vice President and Senior Vice President and any Vice President shall have such powers and shall perform such duties as shall be assigned to him or her by the Board of Directors.

Section 4.7. Treasurer. The Treasurer shall exercise general supervision over the receipt, custody and disbursement of corporate funds. The Treasurer shall cause the funds of the Corporation to be deposited in such banks as may be authorized by the Board of Directors, or in such banks as may be designated as depositories in the manner provided by resolution of the Board of Directors. The Treasurer shall have such further powers and duties and shall be subject to such directions as may be granted or imposed from time to time by the Board of Directors.

Section 4.8. Secretary. (a) The Secretary shall keep or cause to be kept in one or more books provided for that purpose, the minutes of all meetings of the Board, the committees of the Board and the shareholders; the Secretary shall see that all notices are duly given in accordance with the provisions of these By-Laws and as required by law; shall be custodian of the records and the seal of the Corporation and affix and attest the seal to all stock certificates of the Corporation (unless the seal of the Corporation on such certificates shall be a facsimile, as hereinafter provided) and affix and attest the seal to all other documents to be executed on behalf of the Corporation under its seal; and shall see that the books, reports, statements, certificates and other documents and records required by law to be kept and filed are properly kept and filed; and in general, shall perform all the duties incident to the office of Secretary and such other duties as from time to time may be assigned to the Secretary by the Board.

(b) Assistant Secretaries shall have such of the authority and perform such of the duties of the Secretary as may be provided in these By-Laws or assigned to them by the Board of Directors or by the Secretary. During the Secretary's absence or inability, the Secretary's authority and duties shall be possessed by such Assistant Secretary or Assistant Secretaries as the Board of Directors may designate.

Section 4.9. Removal. Any officer elected, or agent appointed, by the Board of Directors may be removed by the affirmative vote of a majority of the Whole Board whenever, in their judgment, the best interests of the Corporation would be served thereby. No elected officer shall have any contractual rights against the Corporation for compensation by virtue of such election beyond the date of the election of such person's successor, such person's death, such person's resignation or such person's removal, whichever event shall first occur, except as otherwise provided in an employment contract or under an employee deferred compensation plan.

Section 4.10. Vacancies. A newly created elected office and a vacancy in any elected office because of death, resignation, or removal may be filled by the Board of Directors for the unexpired portion of the term at any meeting of the Board of Directors.

Section 4.11. ***Repealed.***

ARTICLE V

STOCK CERTIFICATES AND TRANSFERS

Section 5.1. Stock Certificates and Transfers. The interest of each shareholder of the Corporation shall be evidenced by certificates for shares of stock in such form as the appropriate officers of the Corporation may from time to time prescribe. The shares of the stock of the Corporation shall be transferred on the books of the Corporation by the holder thereof in person or by such person's attorney, upon surrender for cancellation of certificates for at least the same number of shares, with an assignment and power of transfer endorsed thereon or attached thereto, duly executed, with such proof of the authenticity of the signature as the Corporation or its agents may reasonably require. The certificates of stock shall be signed, countersigned and registered in such manner as the Board of Directors may by resolution prescribe, which resolution may permit all or any of the signatures on such certificates to be in facsimile. In case any officer, transfer agent or registrar who has signed or whose facsimile signature has been placed upon a certificate has ceased to be such officer, transfer agent or registrar before such certificate is issued, it may be issued by the Corporation with the same effect as if he were such officer, transfer agent or registrar at the date of issue.

Section 5.2. Lost, Stolen or Destroyed Certificates. No certificate for shares of stock in the Corporation shall be issued in place of any certificate alleged to have been lost, destroyed or stolen, except on production of such evidence of such loss, destruction or theft and on delivery to the Corporation of a bond of indemnity in such amount, upon such terms and secured by such surety, as the Board of Directors or any financial officer may in its or such person's discretion require.

ARTICLE VI

MISCELLANEOUS PROVISIONS

Section 6.1. Fiscal Year. The fiscal year of the Corporation shall begin on the first day of January and end on the thirty-first day of December of each year.

Section 6.2. Dividends. The Board of Directors may from time to time declare, and the Corporation may pay, dividends on its outstanding shares in the manner and upon the terms and conditions provided by law and the Certificate of Incorporation.

Section 6.3. Seal. The corporate seal shall have inscribed thereon the words "Corporate Seal," the year of incorporation and around the margin thereof the words "New York."

Section 6.4. Waiver of Notice. Whenever any notice is required to be given to any shareholder or Director of the Corporation under the provisions of the NYBCL or these By-Laws, a waiver thereof in writing, signed by the person or persons entitled to such notice, whether before or after the time stated therein, shall be deemed equivalent to the giving of such notice. Neither the business to be transacted at, nor the purpose of, any annual or special meeting of the shareholders or the Board of Directors or committee thereof need be specified in any waiver of notice of such meeting.

Section 6.5. Audits. The accounts, books and records of the Corporation shall be audited upon the conclusion of each fiscal year by an independent certified public accountant selected by the Board of Directors, and it shall be the duty of the Board of Directors to cause such audit to be done annually.

Section 6.6. Resignations. Any Director or any officer, whether elected or appointed, may resign at any time by giving written notice of such resignation to the Chairman of the Board, the Chief Executive Officer, or the Secretary, and such resignation shall be deemed to be effective as of the close of business on the date said notice is received by the Chairman of the Board, the Chief Executive Officer, or the Secretary, or at such later time as is specified therein. No formal action shall be required of the Board of Directors or the shareholders to make any such resignation effective.

ARTICLE VII

CONTRACTS, PROXIES, ETC.

Section 7.1. Contracts. Except as otherwise required by law, the Certificate of Incorporation, a Preferred Stock Designation, or these By-Laws, any contracts or other instruments may be executed and delivered in the name and on the behalf of the Corporation by such officer or officers of the Corporation as the Board of Directors may from time to time direct. Such authority may be general or confined to specific instances as the Board may determine. The Chairman of the Board, the Chief Executive Officer, any President or any Executive Vice President, Senior Vice President or Vice President may execute bonds, contracts, deeds, leases and other instruments to be made or executed for or on behalf of the Corporation. Subject to any restrictions imposed by the Board of Directors, the Chief Executive Officer, any President or any Executive Vice President, Senior Vice President or Vice President of the Corporation may delegate contractual powers to others under such person's jurisdiction, it being understood, however, that any such delegation of power shall not relieve such officer of responsibility with respect to the exercise of such delegated power.

Section 7.2. Proxies. Unless otherwise provided by resolution adopted by the Board of Directors, the Chairman of the Board, the Chief Executive Officer, any President or any Executive Vice President, Senior Vice President or Vice President may from time to time appoint an attorney or attorneys or agent or agents of the Corporation, in the name and on behalf of the Corporation, to cast the votes which the Corporation may be entitled to cast as the holder of stock, other securities or interests in any other company, any of whose stock, other securities or interests may be held by the Corporation, at meetings of the holders of the stock, other securities or interests of such other company, or to consent in writing, in the name of the Corporation as such holder, to any action by such other company, and may instruct the person or persons so appointed as to the manner of casting such votes or giving such consent, and may execute or cause to be executed in the name and on behalf of the Corporation and under its corporate seal or otherwise, all such written proxies or other instruments as he may deem necessary or proper in the premises.

ARTICLE VIII

AMENDMENTS

Section 8.1. Amendments. Except as otherwise specified herein, the By-Laws may be altered or repealed and new By-Laws may be adopted (1) at any annual or special meeting of shareholders by the affirmative vote of the holders of a majority of the voting power of the stock issued and outstanding and entitled to vote thereat, provided, however, that any proposed alteration or repeal of, or the adoption of any By-Law inconsistent with, Section 2.2, 2.7 or 2.10 of Article II or Section 3.9 or 3.11 of Article III of the By-Laws by the shareholders shall require the affirmative vote of the holders of at least 80% of the voting power of all Voting Stock then outstanding, voting together as a single class, and provided, further, however, that, in the case of any such shareholder action at a special meeting of shareholders, notice of the proposed alteration, repeal or adoption of the new By-Law or By-Laws must be contained in the notice of such special meeting, or (2) by the affirmative vote of a majority of the Whole Board.

Amended: September 10, 1998
Amended: April 25, 2002
Amended: June 25, 2003

EXHIBIT C

F 990520000796

CT-07

CT-07

CERTIFICATE OF AMENDMENT

OF THE

CERTIFICATE OF INCORPORATION

OF MARKETSPAN CORPORATION

Under Section 805 of the Business Corporation Law
of the State of New York

MarketSpan Corporation, a corporation organized and existing under the laws of the State of New York (the "Corporation"), does hereby certify as follows:

FIRST: The present name of the Corporation is MarketSpan Corporation. The Corporation was formed under the name "BL Holding Corp."

SECOND: The Certificate of Incorporation of the Corporation was filed with the New York Department of State on April 16, 1998.

THIRD: The amendment of the Certificate of Incorporation of the Corporation effected by this Certificate of Amendment is as follows:

Article I relating to the name of the Corporation is amended to read in its entirety as follows:

"ARTICLE I
NAME

The name of the corporation (the "Corporation") is KeySpan Corporation."

FOURTH: The foregoing amendment to the certificate of incorporation was duly adopted by a majority vote of the Board of Directors of the Corporation followed by vote of a majority of all outstanding shares entitled to vote thereon at a meeting of shareholders of the Corporation duly held on the 20th day of May, 1999, in accordance with Section 803 of the New York Business Corporation Law.

IN WITNESS WHEREOF, the undersigned officers of the Corporation have signed this Certificate of Amendment this 20th day of May, 1999 and each affirms that the statements made herein are true under the penalties of perjury.

MARKETSPAN CORPORATION

By: [signature]
Name: Craig G. Matthews
Title: President and Chief Operating Officer

By: [signature]
Name: Robert R. Wieczorek
Title: Vice President, Secretary and Treasurer

TOTAL P.04

2

CERTIFICATE OF AMENDMENT

OF THE

CERTIFICATE OF INCORPORATION

OF

BL HOLDING CORP.

Under Section 805 of the Business Corporation Law
of the State of New York

BL Holding Corp., a corporation organized and existing under the laws of the State of New York (the "Corporation"), does hereby certify as follows:

FIRST: The name of the Corporation is BL Holding Corp.

SECOND: The certificate of incorporation of the Corporation was filed by the New York Department of State on April 16, 1998.

THIRD: The certificate of incorporation is hereby amended (i) to change the name of the Corporation and (ii) to change the par value of the Preferred Stock of the Corporation, each as authorized by the New York Business Corporation Law, to wit:

Article I relating to the name of the Corporation is amended to read in its entirety as follows:

"ARTICLE I
NAME

"The name of the corporation shall be: MarketSpan Corporation."

Sections 1 and 2 of Article IV relating to the capital stock of the Corporation are amended to read in their entirety as follows:

"**Section 1.** The aggregate number of shares which the Corporation shall have the authority to issue shall be (i) 450,000,000 shares of Common Stock, par value $.01 per share, (ii) 16,000,000 shares of Preferred Stock, par value $25 per share, (iii) 1,000,000 shares of Preferred Stock, par value $100 per share and (iv) 83,000,000 shares of Preferred Stock, par value $.01 per share.

Section 2. The amount of capital stock of the Corporation shall be $505,330,000."

FOURTH: The foregoing amendments to the certificate of incorporation were duly adopted by a Unanimous Written Consent of the Board of Directors of the Corporation and by a Unanimous Written Consent of the shareholders of the Corporation, in accordance with Section 803 of the New York Business Corporation Law.

IN WITNESS WHEREOF, the undersigned officers of the Corporation have signed this Certificate of Amendment and each affirms that the statements made herein are true under the penalties of perjury.

Dated: May 21, 1998

BL HOLDING CORP.

By: [signature]
Name: Dr. William J. Catacosinos
Title: Chief Executive Officer

By: [signature]
Name: Kathleen Marion
Title: Secretary

F 990520000796

CT-07

FILED MAY 20 3 43 PM '99

CERTIFICATE OF AMENDMENT
OF THE CERTIFICATE OF INCORPORATION
OF
MARKETSPAN CORPORATION

UNDER SECTION 805 OF THE BUSINESS CORPORATION LAW

(2)

RECEIVED MAY 20 2 27 PM '99

lcc

STATE OF NEW YORK
DEPARTMENT OF STATE
MAY 20 1999
FILED
TAX $ ____
BY: ____
Nassau

CULLEN AND DYKMAN
177 MONTAGUE STREET
BROOKLYN, NY 11201

3

990520000818

F980416000413

CSC 45

CERTIFICATE OF INCORPORATION

OF

BL HOLDING CORP.

UNDER SECTION 402 OF THE BUSINESS CORPORATION LAW OF THE STATE OF NEW YORK

I, Thomas D. Ballien, being a natural person over the age of 18 years, for the purpose of forming a corporation pursuant to Section 402 of the New York Business Corporation Law (the "NYBCL"), do hereby certify as follows:

ARTICLE I
NAME

The name of the corporation (the "Corporation") is "BL Holding Corp."

ARTICLE II
PURPOSE

The purposes for which the Corporation is formed are to engage in any lawful act or activity for which corporations may be organized under the NYBCL, but the Corporation is not formed to engage in any act or activity requiring the consent or approval of any state official, department, board, agency or other body without such consent or approval first being obtained.

ARTICLE III
OFFICE

The office of the Corporation is to be located in the County of Nassau, State of New York.

ARTICLE IV
CAPITAL STOCK

Section 1. The aggregate number of shares which the Corporation shall have authority to issue shall be 450,000,000 shares of Common Stock, par value $.01 per share and 100,000,000 shares of Preferred Stock, par value $.01 per share.

Section 2. The amount of capital stock of the Corporation shall be $5,500,000.

KL2:249558.1

Section 3. Shares of Preferred Stock may be issued from time to time in one or more series as may be determined from time to time by the Board of Directors. Except in respect of the particulars to be fixed by the Board of Directors as provided below, all shares of Preferred Stock shall be of equal rank. All shares in any one series of Preferred Stock shall be alike in every particular except that shares of any one series issued at different times may differ as to the dates from which dividends thereon shall be cumulative. The voting rights, if any, of each such series and the preferences and relative, participating, optional and other special rights of each series and the qualifications, limitations and restrictions thereof, if any, may differ from those of any and all other series. The Board of Directors shall have the authority to fix by resolution duly adopted prior to the issuance of any shares of a particular series of Preferred Stock designated by the Board of Directors, the voting rights, if any, of the holders of shares of such series and the designations, preferences and relative, participating, optional and other special rights of each series and the qualifications, limitations and restrictions thereof (the "Preferred Stock Designation").

Without limiting the generality of the foregoing authority of the Board of Directors, the Board of Directors from time to time may:

a. establish and designate a series of Preferred Stock, which may be distinguished by number, letter or title from other Preferred Stock of the Corporation or any series thereof;

b. fix and thereafter increase or decrease (but not below the number of shares thereof then outstanding) the number of shares that shall constitute such series;

c. provide for dividends on shares of such series and if provision is made for dividends, determine the dividend rate and the dates on which dividends, if declared, shall be payable, whether the dividends shall be cumulative and, if cumulative, for what date or dates dividends shall accrue, and the other conditions, if any, including rights of priority, if any, upon which the dividends shall be paid;

d. provide as to whether the shares of such series shall be redeemable, and if redeemable, the terms, limitations and restrictions with respect to such redemption, including without limitation, the manner of selecting shares for redemption if less than all shares are to be redeemed, the time or times and the price or prices at which the shares of such series shall be subject to redemption, in whole or in part, and the amount, if any, in addition to any accrued dividends thereon which the holders of shares of any series shall be entitled to receive upon the redemption thereof, which amount may vary at different redemption dates and may be different with respect to shares redeemed through the operation of any purchase, retirement or sinking fund and with respect to shares otherwise redeemed;

3

e. fix the amount, in addition to any accrued dividends thereon, which the holders of shares of such series shall be entitled to receive upon the voluntary or involuntary liquidation, dissolution or winding up of the Corporation, which amount may vary at different dates and may vary depending on whether such liquidation, dissolution or winding up is voluntary or involuntary, and to determine any other rights, if any, to which holders of the shares of such series shall be entitled in the event of any liquidation, dissolution or winding up of the Corporation;

f. establish whether the shares of such series shall be subject to the operation of a purchase, retirement or sinking fund and if so, the terms, limitations and restrictions with respect thereto, including without limitation, whether such purchase, retirement or sinking fund shall be cumulative or noncumulative, the extent to and the manner in which such funds shall be applied to the purchase, retirement or redemption of the shares of such series for retirement or to other corporate purposes and the terms and provisions relative to the operation thereof;

g. determine the extent of the voting rights, if any, of the shares of such series and determine whether the shares of such series having voting rights shall have multiple votes per share;

h. provide whether or not the shares of such series shall be convertible into or exchangeable for shares of any other class or classes of capital stock of the Corporation, including Common Stock, Preferred Stock or of any series thereof, and if convertible or exchangeable, establish the conversion or exchange price or rate, the adjustments thereof, and the other terms and conditions, if any, on which such shares shall be convertible or exchangeable; and

i. provide for any other preferences, any relative participating, optional or other special rights, any qualifications, limitations or restrictions thereof, or any other term or provision of shares of such series as the Board of Directors may deem appropriate or desirable.

Shares of Preferred Stock may be issued by the Corporation for such consideration as is determined by the Board of Directors.

Section 4. The Common Stock shall be subject to the express terms of the Preferred Stock and any series thereof. The holders of shares of Common Stock shall be entitled to one vote for each such share upon all proposals presented to the shareholders on which the holders of Common Stock are entitled to vote. Except as otherwise provided by law or by the resolution or resolutions adopted by the Board of Directors designating the rights, powers and preferences of any series of Preferred Stock, the Common Stock shall have the exclusive right to vote for the election of Directors and for all other purposes, and holders of Preferred Stock shall not be entitled to receive notice of any meeting of shareholders at which they are not

84

entitled to vote. The number of authorized shares of Preferred Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the outstanding shares of Common Stock, without a vote of the holders of the Preferred Stock, or of any series thereof, unless a vote of any such holders is required pursuant to any Preferred Stock Designation.

The Corporation shall be entitled to treat the person in whose name any share of its stock is registered as the owner thereof for all purposes and shall not be bound to recognize any equitable or other claim to, or interest in, such share on the part of any other person, whether or not the Corporation shall have notice thereof, except as expressly provided by applicable law.

ARTICLE V
SHAREHOLDER ACTION

Any action required or permitted to be taken by the shareholders of the Corporation must be effected at a duly called annual or special meeting of such holders and may not be effected by any consent in writing by such holders. Except as otherwise required by law and subject to the rights of the holders of any class or series of stock having a preference over the Common Stock as to dividends or upon liquidation, special meetings of shareholders of the Corporation for any purpose or purposes may be called only by the Board of Directors pursuant to a resolution stating the purpose or purposes thereof approved by a majority of the total number of Directors which the Corporation would have if there were no vacancies (the "Whole Board") and any power of shareholders to call a special meeting is specifically denied. No business other than that stated in the notice shall be transacted at any special meeting.

ARTICLE VI
ELECTION OF DIRECTORS

Unless and except to the extent that the By Laws of the Corporation shall so require, the election of Directors of the Corporation need not be by written ballot.

ARTICLE VII
BOARD OF DIRECTORS

Section 1. Number, Election and Terms. Except as otherwise fixed by or pursuant to the provisions of Article IV hereof relating to the rights of the holders of any class or series of stock having a preference over the Common Stock as to dividends or upon liquidation to elect additional Directors under specified circumstances, the number of the Directors of the Corporation shall be fixed from time to time exclusively pursuant to a resolution adopted by a majority of the Whole Board. No decrease in the number of Directors, however, shall shorten the term of any incumbent Director. Directors shall be elected by the shareholders of the Corporation at their annual meeting except as herein otherwise provided for newly created

X5

directorships and vacancies, to serve for one year or until their successors are elected or chosen and qualified.

Section 2. Shareholder Nomination of Director Candidates; Shareholder Proposal of Business. Advance notice of shareholder nominations for the election of Directors and of the proposal of business by shareholders shall be given in the manner provided in the By-Laws of the Corporation, as amended and in effect from time to time.

Section 3. Newly Created Directorships and Vacancies. Except as otherwise provided for or fixed by or pursuant to the provisions of Article IV hereof relating to the rights of the holders of any class or series of stock having a preference over the Common Stock as to dividends or upon liquidation to elect Directors under specified circumstances, newly created directorships resulting from any increase in the number of Directors and any vacancies on the Board of Directors resulting from death, resignation, disqualification, removal or other cause shall be filled by the affirmative vote of a majority of the remaining Directors then in office, even though less than a quorum of the Board of Directors, and not by the shareholders. Any Director elected in accordance with the preceding sentence shall hold office for the remainder of such unexpired term or until such Director's successor shall have been duly elected and qualified. No decrease in the number of Directors constituting the Board of Directors shall shorten the term of any incumbent Director.

Section 4. Removal. Subject to the rights of any class or series of stock having a preference over the Common Stock as to dividends or upon liquidation to elect Directors under specified circumstances, any Director may be removed from office only for cause by the affirmative vote of the holders of at least a majority of the voting power of all shares of the Corporation entitled to vote generally in the election of Directors (the "Voting Stock") then outstanding, voting together as a single class.

Section 5. Amendment, Repeal, Etc. Notwithstanding anything contained in this Certificate of Incorporation to the contrary, the affirmative vote of the holders of at least 80% of the voting power of all Voting Stock then outstanding, voting together as a single class, shall be required to alter, amend, adopt any provision inconsistent with or repeal this Article VII.

ARTICLE VIII
BY-LAWS

The By-Laws may be altered or repealed and new By-Laws may be adopted (1) at any annual or special meeting of shareholders, by the affirmative vote of the holders of a majority of the voting power of the stock issued and outstanding and entitled to vote thereat, provided, however, that any proposed alteration or repeal of, or the adoption of any By-Law inconsistent with, Section 2.2, 2.7 or 2.10 of Article II of the By-Laws or with Section 3.9 or 3.11 of Article III of the By-Laws, by the shareholders shall require the affirmative vote of the holders of at least 80% of the voting power of all Voting Stock then outstanding, voting together as a single class; and provided, further, however, that in the case of any such shareholder action at a special meeting of shareholders, notice of the proposed alteration, repeal or adoption of the new By-Law or By-Laws must be contained in the notice of such special meeting, or (2) by the affirmative vote of a majority of the Whole Board; provided that any proposed alteration or repeal of, or the adoption of any By-Law inconsistent with, Section 4.9 or 4.11 of the Article IV of the By-Laws by the Board of Directors shall require the vote of two-thirds of the Whole Board.

ARTICLE IX
AMENDMENT OF CERTIFICATE OF INCORPORATION

The Corporation reserves the right at any time from time to time to amend, alter, change or repeal any provision contained in this Certificate of Incorporation, and any other provisions authorized by the laws of the State of New York at the time in force may be added or inserted, in the manner now or hereafter prescribed by law; and, except as set forth in Articles XIV and XV, all rights, preferences and privileges of whatsoever nature conferred upon shareholders, Directors or any other persons whomsoever by and pursuant to this Certificate of Incorporation in its present form or as hereafter amended are granted subject to the right reserved in this Article. Notwithstanding anything contained in this Certificate of Incorporation to the contrary, the affirmative vote of the holders of at least 80% of the Voting Stock then outstanding, voting together as a single class, shall be required to alter, amend, adopt any provision inconsistent with or repeal Article V, VII, VIII or this sentence.

ARTICLE X
AGENT FOR SERVICE OF PROCESS

The Secretary of State of the State of New York is designated as agent of the Corporation upon whom process against the Corporation may be served. The post office address to which the Secretary of State shall mail a copy of any process against the Corporation served upon him is: c/o C T Corporation System, 1633 Broadway, New York, New York 10019.

ARTICLE XI
REGISTERED AGENT

The name and address of the registered agent which is to be the agent of the corporation upon whom process against it may be served, is CT Corporation System, 1633 Broadway, New York, New York 10019.

K7

ARTICLE XII
DURATION

The duration of the Corporation shall be perpetual.

ARTICLE XIII
NO PREEMPTIVE RIGHTS

The holders of equity shares and the holders of voting shares (as each term is defined in Section 622 of the NYBCL) of the Corporation shall not have any preemptive rights.

ARTICLE XIV
LIMITED LIABILITY; INDEMNIFICATION

Section 1. Each person who was or is made a party or is threatened to be made a party to or is involved in any action, suit or proceeding, or appeal thereof, whether civil, criminal, administrative or investigative (hereinafter a "proceeding"), by reason of the fact that he or she, or a person of whom he or she is the legal representative, is or was a Director or officer of the Corporation or is or was serving at the request of the Corporation as a Director, officer, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, whether the basis of such proceeding is alleged action in an official capacity as a Director, officer, employee or agent or in any other capacity while serving as a Director, officer, employee or agent, shall be indemnified and held harmless by the Corporation to the fullest extent authorized by the NYBCL, as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the Corporation to provide broader indemnification rights than said law permitted the Corporation to provide prior to such amendment), against all expense, liability and loss (including, but not limited to, all attorneys' fees, judgments, fines, ERISA excise taxes or penalties and amounts paid or to be paid in settlement) reasonably incurred or suffered by such person in connection therewith and such indemnification shall continue as to a person who has ceased to be a Director, officer, employee or agent and shall inure to the benefit of his or her heirs, executors and administrators; provided, however, that, except as provided in Section 2 of this Article XIV, the Corporation shall indemnify any such person seeking indemnification in connection with a proceeding (or part thereof) initiated by such person only if such proceeding (or part thereof) was authorized by the Board of Directors of the Corporation. The right to indemnification conferred in this Section 1 shall be a contract right and shall include the right to be paid by the Corporation the expenses (including, without limitation, attorneys' fees) incurred in defending any such proceeding in advance of its final disposition; provided, however, that, if the NYBCL requires, the payment of such expenses incurred by a Director or officer in his or her capacity as a Director or officer (and not in any other capacity in which service was or is rendered by such person while a Director or officer, including, without limitation, service to an employee benefit plan) in advance of the final disposition of a proceeding shall be made only upon delivery to the Corporation of

8

an undertaking, by or on behalf of such Director or officer, to repay all amounts so advanced if it shall ultimately be determined that such Director or officer is not entitled to be indemnified under this Article XIV or otherwise. The Corporation may, by action of its Board of Directors, provide indemnification to employees and agents of the Corporation with the same scope and effect as the foregoing indemnification of Directors and officers, or on such other terms and conditions as the Board of Directors may deem necessary or desirable.

Section 2. If a claim under Section 1 of this Article XIV is not paid in full by the Corporation within thirty days after a written claim has been received by the Corporation, the claimant may at any time thereafter bring suit against the Corporation to recover the unpaid amount of the claim and, if successful in whole or in part, the claimant shall be entitled to be paid also the expense (including, without limitation, attorneys' fees) of prosecuting such claim. It shall be a defense to any such action (other than an action brought to enforce a claim for expenses incurred in defending any proceeding in advance of its final disposition where the required undertaking, if any is required, has been tendered to the Corporation) that the claimant has not met the standards of conduct which make it permissible under the NYBCL for the Corporation to indemnify the claimant for the amount claimed, but the burden of proving such defense shall be on the Corporation. Neither the failure of the Corporation (including its Board of Directors, or any part thereof, independent legal counsel, or its shareholders) to have made a determination prior to the commencement of such action that indemnification of the claimant is proper in the circumstances because he or she has met the applicable standard of conduct set forth in the NYBCL, nor an actual determination by the Corporation (including its Board of Directors, or any part thereof, independent legal counsel, or its shareholders) that the claimant has not met such applicable standard of conduct, shall be a defense to the action or create a presumption that the claimant has not met the applicable standard of conduct.

Section 3. The right to indemnification and the payment of expenses incurred in defending a proceeding in advance of its final disposition conferred in this Article XIV shall not be exclusive of any other right which any person may have or hereafter acquire under any statute, provision of the Certificate of Incorporation, By-Law, agreement, vote of shareholders or disinterested Directors or otherwise.

Section 4. The Corporation may maintain insurance, at its expense, to protect itself and any Director, officer, employee or agent of the Corporation or another corporation, partnership, joint venture, trust or other enterprise against any expense, liability or loss, to the fullest extent allowed by law, whether or not the Corporation would have the power to indemnify such person against such expense, liability or loss under the NYBCL.

ARTICLE XV
DIRECTOR LIABILITY

A Director of the Corporation shall not be personally liable to the Corporation or its shareholders for damages for any breach of duty in such capacity except that the liability of

X9

a Director shall not be so limited if (1) a judgment or other final adjudication adverse to him establishes that his acts or omissions were in bad faith or involved intentional misconduct or a knowing violation of law or that he personally gained in fact a financial profit or other advantage to which he was not legally entitled or that his acts violated Section 719 of the NYBCL, or (2) his acts or omissions occurred prior to the adoption of this provision. No amendment to or repeal of this Article XV shall apply to or have any effect on the liability or alleged liability of any Director of the Corporation for or with respect to any acts or omissions of such Director occurring prior to such amendment or repeal. If the NYBCL is amended hereafter to expand or limit the liability of a director, then the liability of a Director of the Corporation shall be expanded to the extent required or limited to the extent permitted by the NYBCL, as so amended.

IN WITNESS WHEREOF, I have executed this Certificate of Incorporation this 15th day of April, 1998.

Thomas D. Balliett, Esq.
Incorporator
919 Third Avenue
New York, NY 10022

ACKNOWLEDGEMENT

STATE OF NEW YORK,)
) ss.:
COUNTY OF NEW YORK,)

On this 15 day of April, 1998, personally came before me Thomas D. Balliett, a person known to me to be the person who executed the foregoing Certificate of Incorporation, and he acknowledged that he signed said Certificate of Incorporation and acknowledged the same as his free act and deed.

Given under my hand and seal the day and year first above written.

Notary Public

JUDI WASSERMAN
NOTARY PUBLIC, State of New York
No. 24-4739990
Qualified in Kings County
Commission Expires March 30, 1999

[seal]

KL2:249558.1

11

KEYSPAN

One MetroTech Center
Brooklyn, New York 11201-3850

By Federal Express

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F. Street, N.E.
Washington, D.C. 20549

RECEIVED
2006 JAN -9 PM 2:56
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

January 6, 2005

Re: *Stockholder Proposal of Emil Rossi*
Stockholder Proposal of Daniel Karpen

Ladies and Gentlemen:

In connection with the above referenced stockholder proposals, on January 5, 2005 KeySpan submitted two separate no-action requests along with their respective supporting exhibits via Federal Express. Unfortunately, the date was inadvertently omitted from the first page of each of the no-action request letters. Accordingly, attached please find six copies of the revised first page of both no-action request letters now reflecting the date on which they were sent. No other changes were made to this document. A copy of each revised first page is also being sent to the above referenced shareholders. We apologize for any inconvenience.

Please acknowledge receipt of the revised first page of each of these no-action requests by date-stamping the enclosed copy of this transmittal letter and returning it in the self-addressed and pre-paid Federal Express envelope provided for your convenience.

Sincerely,

Erik P. Weingold

Enclosures

Six Copies of Dated First Page to No Action Request Concerning Stockholder Proposal of Emil Rossi

CFLETTERS

From: J [olmsted7p@earthlink.net]
Sent: Monday, January 09, 2006 1:20 PM
To: CFLETTERS
Cc: Alfred Bereche
Subject: Re KeySpan Corporation (KSE) No-Action Request Victor Rossi

Re KeySpan Corporation (KSE) No-Action Request Victor Rossi

JOHN CHEVEDDEN
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

January 9, 2006

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

KeySpan Corporation (KSE)
Shareholder Position on Company No-Action Request Rule 14a-8 Proposal: Simple Majority Vote
Shareholder: Victor Rossi

Ladies and Gentlemen:

This is an initial response to the KeySpan undated no action request. It was received in the first week of January 2006.

The company makes at least the unusual claim that it has implemented a rule 14a-8 simple majority vote proposal by doing absolutely nothing.

To the contrary the company has yet to convince The Corporate Library that it has no supermajority vote requirements.

The following is from The Corporate Library[1]s "Board Analyst Profile" for KeySpan:

Vote Required for Merger or Other Transaction: 67%
Merger Vote Notes
At companies like Keyspan that were incorporated in New York on or prior to February 22, 1998, approval of holders of two-thirds of the outstanding stock is required for a merger unless a company has explicitly provided for a lower threshold in its charter. Keyspan has not amended its charter so the two-thirds threshold remains in effect.
Vote Required to Amend the Charter: 51%
Charter Amendment Notes
Approval of holders of 80% of shares is required to amend Article V (shareholder action), Article VII (directors) and Article VIII (bylaws) of the charter.
Vote Required to Amend the Bylaws: 51%
Bylaws Amendment Notes
Approval of holders of 80% of shares is required to amend Section Article II (Shareholders) 2.2 (Special Meeting), 2.7 (Notice of Shareholder Business and Nominations) or 2.10 (Written Consent) or Article III (Directors) Section 3.9 (Vacancies) or 3.11(Removal) of the By-Laws.
Source:
http://www.boardanalyst.com/companies/company_profile.asp?ID=13702

Additionally in the last paragraph of page 5 the company acknowledges: "For example, KeySpan is a New York corporation subject to New York Business Corporation Law (the ŒNYBCL[1]). Certain provisions of the NYBCL allow for or require supermajority voting."

The rule 14a-8 proposal text states:
"3 Adopt Simple Majority Vote

"RESOLVED: Shareholders recommend that our Board of Directors take each step necessary for a simple majority vote to apply on each issue that can be subject to shareholder vote to the greatest extent possible. This proposal is focused on voting requirements no higher than approximately 51%."

The company does not explain why it could not revise all such provisions, cited by The Corporate Library above and still in effect at the time it might adopt this proposal, and then adopt an "approximately 51%"vote "to the greatest extent possible."

The company rule 14a-8(I)(3) arguments appear to be tediously written from a pre-Staff Legal Bulletin 14B perspective. The company does not explain why its wearisome arguments should have any traction in spite of the new provisions of SLB 14B.

Staff Legal Bulletin No. 14B (CF) states:

"4. Clarification of our views regarding the application of rule 14a-8(i)(3)

"Accordingly, we are clarifying our views with regard to the application of rule 14a-8(i)(3). Specifically, because the shareholder proponent, and not the company, is responsible for the content of a proposal and its supporting statement, we do not believe that exclusion or modification under rule 14a-8(i)(3) is appropriate for much of the language in supporting statements to which companies have objected. Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:

* the company objects to factual assertions because they are not supported;

* the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;

* the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or

* the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

Š

"In this regard, rule 14a-8(i)(3) permits the company to exclude a proposal or a statement that is contrary to any of the proxy rules, including rule 14a-9, which prohibits materially false or misleading statements. Further, rule 14a-8(g) makes clear that the company bears the burden of demonstrating that a proposal or statement may be excluded. As such, the staff will concur in the company's reliance on rule 14a-8(i)(3) to exclude or modify a proposal or statement only where that company has demonstrated objectively that the proposal or statement is materially false or misleading."

The rule 14a-8 proposal states no more than:
"The Council of Institutional Investors www.cii.org formally recommends adoption of this proposal topic."

FirstEnergy (March 10, 2003) and FirstEnergy (March 17, 2003) each did not concur with the FirstEnergy request to exclude www.cii.org and this website was published in the FirstEnergy 2003 definitive proxy in support of two separate rule 14a-8 shareholder proposals.

The rule 14a-8 proposal also includes this text:
"Our current rule allows a small minority to frustrate the will of our shareholder majority. For example, in requiring a 80% vote to make key governance changes, if 79% vote yes and only 1% vote no ‹ only 1% could force their will on the overwhelming 79% majority at our company. Š o An awesome 80% shareholder vote was required to make certain key changes Entrenchment concern."

Contrary to the company argument this rule 14a-8 proposal text does not specify a "75% vote."

In PACCAR Inc. (December 27, 2004) text of a similar type as this proposal, and argued to be irrelevant, did not receive Staff concurrence for exclusion.

Contrary to the company argument this rule 14a-8 proposal has no statement regarding the existence of a Lead Director in 2006.

The company argument on the 18-years tenure for the Chairman of the Audit Committee is at least incomplete because it does not even name the chairman or clarify whether there was a change in the chairman during 2005. The rule 14a-8 proposal does not claim that it only states information in effect on the last day of 2005.

Contrary to the company argument the rule 14a-8 proposal states, "Our Board has shown that it can make improvements in our corporate governance and I hope our Board takes this opportunity now before it. For example, to our Board's credit our poison pill was terminated in September 2004 and we continue to be free of a poison pill." There is no mention of electing all directors annually as the company claims.

For the above reasons it is respectfully requested that concurrence not be granted to the company. It is also respectfully requested that there be an opportunity to submit additional material in support of the inclusion of the rule 14a-8 proposal. Also that the shareholder have the last opportunity to submit material since the company had the first opportunity.

Sincerely,

John Chevedden

cc:
Victor Rossi
Alfred Bereche <abereche@keyspanenergy.com>

KEYSPAN

RECEIVED

2006 JAN 25 PM 4:35

OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

One MetroTech Center
Brooklyn, New York 11201-3850

Via Federal Express

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

January 24, 2005

Re: *Supplemental Letter in Response to John Chevedden's Email Letter to the Securities and Exchange Commission, dated January 9, 2006, in connection with KeySpan Corporation's Notice of Intent to Omit Stockholder Proposal dated October 11, 2005*

Dear Ladies and Gentlemen:

KeySpan Corporation ("KeySpan" and/or the "Company") is filing this supplemental letter in response to the email letter of John Chevedden, the appointed representative for Emil Rossi, the stockholder in this matter (the "Proponent"), to the Securities and Exchange Commission (the "Commission"), dated January 9, 2005. Mr. Chevedden's email letter submitted on behalf of the Proponent (the "Response Letter") responds to KeySpan's January 5, 2006 request for no-action ("No-Action Request") in connection with the Company's intention to exclude the Proponent's stockholder proposal (the "Proposal") from the proxy materials for the Company's 2006 Annual Stockholders' Meeting (collectively, the "2006 Proxy Materials"). A copy of the Response Letter is attached as Exhibit A. Pursuant to Rule 14a-8(j), enclosed herewith are six (6) copies of this letter and its attachments. Also, in accordance with Rule 14a-8(j), a copy of this letter and its attachments is being mailed on this date to the Proponent and Mr. Chevedden.

Notwithstanding the Response Letter, KeySpan again requests that the staff of the Division of Corporation Finance (the "Staff") confirm that it will not recommend to the Commission that any enforcement action be taken if the Company excludes the Proposal from its 2006 Proxy Materials.

I. The Identity of the Proponent and the Contents of the Proposal Differ from Factual Statements Alleged in Mr. Chevedden's Response Letter.

It appears that Mr. Chevedden is confused about the contents of the Proposal and the identity of the Proponent in this matter. Mr. Chevedden's Response Letter lists the

KEYSPAN

shareholder in this matter as Victor Rossi. However, Emil Rossi is the shareholder and Proponent in this matter. Moreover, Mr. Chevedden contests KeySpan's No-Action Request by stating that KeySpan has inaccurately set forth certain text from the Proposal. For example, the Response Letter sets forth certain purported language from the Proposal regarding an "80% vote" and a "poison pill." Nevertheless, no such language appears in the Proposal. In addition, Mr. Chevedden inexplicably claims that the Proposal does not contain language regarding a "75% vote" and the reference to annual elections of directors that are clearly contained in the Proposal submitted to KeySpan and attached as Exhibit A to the No-Action Request. In addition, the Response Letter surprisingly states that the Proposal "has no statement regarding the existence of a Lead Director...." Nevertheless, as is plain from a reading of the Proposal attached as Exhibit A to our No-Action Request and again attached hereto as Exhibit B, Mr. Chevedden's statements in his Response Letter are clearly incorrect about the text of the Proposal submitted to KeySpan.[1]

The Response Letter also seems to argue that although the Proposal contains the factually inaccurate claim that KeySpan's Audit Committee chairman has a purported "18 years director tenure," KeySpan has not sufficiently contested this statement in its No-Action Request because it does not name such director or indicate whether there was "a change in the chairman during 2005." In order to clarify the point made in the No-Action Request, KeySpan has never had an Audit Committee chairman with an 18 year tenure and its current Audit Committee chairman, Alan Fishman, has held such position since 1998.[2]

In any case, Mr. Chevedden's claims regarding the content of the Proposal are puzzling at best. Nevertheless, in the event that Mr. Chevedden's Response Letter is to be interpreted as a submission of a revised shareholder proposal, KeySpan does not intend to accept or address such revised proposal in accordance with Staff Legal Bulletin 14 ("SLB 14"), which states in relevant part:

> **If the shareholder decides to make revisions to his or her proposal after the company has submitted its no-action request, must the company address those revisions?**
>
> No, but it *may* address the shareholder's revisions. We base our no-action response on the proposal included in the company's no-action request. Therefore, if the company indicates in a letter to us and the shareholder

[1] Moreover, Mr. Chevedden fails to address an additional striking inaccuracy contained in the Proposal regarding a purported "...$250,000 Director's Charitable Giving Program...."

[2] As indicated in KeySpan's No-Action Request regarding the Audit Committee chairman, prior to serving as a director on KeySpan's board, Mr. Fishman served on the board of The Brooklyn Union Gas Company, a wholly owned subsidiary of KeySpan, from 1989 through 1998.

> that it acknowledges and accepts the shareholder's changes, we will base our response on the revised proposal. Otherwise, we will base our response on the proposal contained in the company's original no-action request. Again, it is important for shareholders to note that, depending on the nature and timing of the changes, a revised proposal could be subject to exclusion under rule 14a-8(c), rule 14a-8(e), or both (emphasis in original).

In addition, as indicated by SLB 14, KeySpan would consider such a revised proposal excludable under rules 14a-8(c) and 14a-8(e).

Mr. Chevedden also raises PACCAR Inc. (December 27, 2004) in support of his argument that the materially false statements contained in the Proposal are not excludable. However, in PACCAR, the contested statements were at least factually correct and applicable to the company in that matter. As indicated in our No-Action Request, the contested statements in this matter are entirely inaccurate and materially false. Accordingly, the Company believes that PACCAR is distinguished from this case and does not detract from KeySpan's conclusion that the Proposal is excludable under Rule 14a-(8)(i)(3).

II. Contrary to Mr. Chevedden's Contention, Staff Legal Bulletin 14B Contemplates the Exclusion of Shareholder Proposals Based on Materially False or Misleading Statements.

Contrary to Mr. Chevedden's arguments, Staff Legal Bulletin 14B ("SLB 14B") does in fact provide for a basis to exclude a shareholder proposal based on factual statements that are materially false or misleading.

SLB 14B states in relevant part:

> There continue to be certain situations where we believe modification or exclusion may be consistent with our intended application of rule 14a-8(i)(3). In those situations, it may be appropriate for a company to determine to exclude a statement in reliance on rule 14a-8(i)(3) and seek our concurrence with that determination. Specifically, reliance on rule 14a-8(i)(3) to exclude or modify a statement may be appropriate where:
>
> - statements directly or indirectly impugn character, integrity, or personal reputation, or directly or indirectly make charges concerning improper, illegal, or immoral conduct or association, without factual foundation;

- the company demonstrates objectively that a factual statement is materially false or misleading;

- the resolution contained in the proposal is so inherently vague or indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires — this objection also may be appropriate where the proposal and the supporting statement, when read together, have the same result; and

- substantial portions of the supporting statement are irrelevant to a consideration of the subject matter of the proposal, such that there is a strong likelihood that a reasonable shareholder would be uncertain as to the matter on which she is being asked to vote.

In this regard, rule 14a-8(i)(3) permits the company to exclude a proposal or a statement that is contrary to any of the proxy rules, including rule 14a-9, which prohibits *materially* false or misleading statements. Further, rule 14a-8(g) makes clear that the company bears the burden of demonstrating that a proposal or statement may be excluded. As such, the staff will concur in the company's reliance on rule 14a-8(i)(3) to exclude or modify a proposal or statement only where that company has demonstrated objectively that the proposal or statement is *materially* false or misleading (emphasis in original).

As is clear from our No-Action Request and section I of this letter above, the Proposal makes factual statements that are materially false and misleading. These assertions are not expressions of opinion or statements that may be disputed. The statements at issue are simply factually incorrect misstatements and, accordingly, materially false and misleading. In addition, Mr. Chevedden appears to be referencing facts and statements not contained in the Proposal thereby indirectly arguing for their inclusion in our 2006 Proxy Materials. Mr. Chevedden clearly had the opportunity to include such statements in the Proposal and to confirm the accuracy and applicability of the statements actually contained therein. The Company believes it is not appropriate to give consideration to such statements at this time. Accordingly, we believe that KeySpan may properly omit the Proposal from its 2006 Proxy Materials pursuant to Rule 14a-8(i)(3) because most, if not all, points raised in the supporting statement of the Proposal are factually incorrect, have absolutely no relevance or applicability to KeySpan, and are materially false and misleading in violation of Rule 14a-9.

III. KeySpan Was Incorporated After February 23, 1998 and, Accordingly, New York Business Corporation Law Section 909 Does Not Require Supermajority Voting.

Mr. Chevedden further argues that because KeySpan was purportedly incorporated prior to "February 22, 1998," the Company must have a supermajority voting requirement to approve a "Merger or other Transaction," pursuant to section 909 of the New York Business Corporation Law (the "NYBCL"). Although the effective date of section 909 of the NYBCL is February 23, 1998 (rather than February 22, 1998), it is a specious point because KeySpan was in fact incorporated on April 16, 1998, after the effective date of that section. Accordingly, section 909 of the NYBCL does not require supermajority voting in order for KeySpan's shareholders to authorize a merger or such other transaction. Rather, a shareholder majority vote is all that is needed.

IV. KeySpan's Bylaws and Certificate of Incorporation Provide for a Shareholder Majority Vote Standard that Renders the Proposal Moot under Rule 14a-8(i)(10).

Rule 14a-8(i)(10) contemplates exclusion of shareholder proposals in the event such proposals are rendered moot under the circumstances then existing. Rule 14a-8(i)(10) under the Exchange Act permits the omission of a stockholder proposal "if the company has already substantially implemented the proposal." Former Rule 14a-8(c)(10) under the Exchange Act had codified a previously "implied" ground for omission to provide that a proposal could be omitted when the proposal was rendered "moot." In originally codifying this basis for omission, the Commission specifically rejected a formulation of "rendered moot by the actions of management," to recognize that a proposal could be rendered moot by "statutory enactments, court decisions, business changes and supervening corporate events." Exchange Act Release No. 12,999 (November 22, 1976). In 1998, the Commission changed the wording of former Rule 14a-8(c)(10) to specifically reflect a shift from a full implementation standard to simply a substantial implementation standard, and renumbered Rule 14a-8(c)(10) as Rule 14a-8(i)(10). Exchange Act Release No. 40,018 (May 21, 1998). Accordingly, the fact that a proposal is moot, regardless of action taken by the company, remains grounds for exclusion under Rule 14a-8(i)(10).

The Proposal in this case is moot and is therefore excludable under Rule 14a-8(i)(10). As more fully set forth in KeySpan's No-Action Request, our bylaws and certificate of incorporation provide for a shareholder majority standard on substantially all matters to which a shareholder vote applies. Moreover, the purpose of the Proposal is to protect shareholder interests by establishing a majority voting standard in order to approve substantive corporate actions that are subject to shareholder vote. KeySpan already maintains a majority voting standard in order to approve substantive corporate actions that are subject to shareholder vote.

Moreover, in every case in which Mr. Chevedden has submitted the same or similar proposal, the companies in each of those cases, *unlike KeySpan*, maintained a supermajority standard in order to approve substantive corporate actions such as the sale of material assets to controlling persons, to enter into certain business combinations (fair price provisions), the transfer of control of the company, dissolution of the company, and the removal of directors. See *General Motors Corp.* (March 30, 2005); *Bristol-Myers Squibb Company* (February 14, 2005); *Allegheny Energy, Inc.* (February 14, 2005); *Electronic Data Systems Corp.* (January 24, 2005); *The Home Depot, Inc.* (March 28, 2002); *Alaska Air Group, Inc.* (March 8, 2002); and *PG&E Corp.* (March 1, 2002) (the companies in each of the forgoing matters maintained certain provisions in the their governing documents that required a supermajority vote in order to approve certain substantive transactions, including the sale of all or substantially all corporate assets, the sale of material assets to controlling persons, certain mergers and business combinations, the sale of controlling interests in the company, and the removal of directors).

Unlike the foregoing companies, KeySpan's governing documents do not require supermajority voting in order to approve such substantive corporate actions. Moreover, although KeySpan's governing documents do provide for an 80% shareholder vote to revise or repeal certain underlying sections of our governing and charter documents, these underlying sections either do not apply to shareholding voting or operate to protect shareholder interests, such as in the underlying section 3.11 of our bylaws providing that the removal of any director may be accomplished by a majority vote of the shareholders. Notwithstanding the vague and ambiguous nature of the Proposal, KeySpan believes that its existing bylaws and certificate of incorporation substantially provide for a shareholder majority vote standard that renders the Proposal moot. Accordingly, KeySpan continues to conclude that the Proposal has already been substantially implemented by the Company's governing documents and applicable law and is therefore excludable under Rule 14a-8(i)(10) (cf. *Bristol-Myers Squibb Company* (February 14, 2005) in which the Staff allowed exclusion of a shareholder proposal regarding the rescission of all supermajority voting requirements on the grounds of substantial implementation even though a supermajority voting provision remained in the company's certificate of incorporation).

KEYSPAN

V. Conclusion.

For the reasons set forth above and in our No-Action Request, and after consideration of the Response Letter, the Company has concluded that it may exclude the Proposal in accordance with Rules 14a-8(i)(10) and 14a-8(i)(3) under the Exchange Act. The Company requests that the Staff confirm that it will not recommend any enforcement action if the Company omits the Proposal from its 2006 Proxy Materials. If the Staff should disagree with the Company's conclusions, we request the opportunity to confer with the Staff prior to issuance of its response. If we can be of any further assistance in this matter, please do not hesitate to call me at (718) 403-1058, or Alfred Bereche, Associate General Counsel, at (516) 545-5028. Thank you for your consideration of this matter.

Sincerely,

Erik P. Weingold
Counsel

cc: Emil Rossi
John Chevedden

EXHIBIT A

Subject: Re KeySpan Corporation (KSE) No-Action Request -Victor Rossi
Date: Mon, 09 Jan 2006 10:19:38 -0800
From: J <olmsted7p@earthlink.net>
To: CFLETTERS@SEC.GOV
CC: Alfred Bereche <abereche@keyspanenergy.com>

Re KeySpan Corporation (KSE) No-Action Request - Victor Rossi

JOHN CHEVEDDEN
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

January 9, 2006

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

KeySpan Corporation (KSE)
Shareholder Position on Company No-Action Request
Rule 14a-8 Proposal: Simple Majority Vote
Shareholder: Victor Rossi

Ladies and Gentlemen:

This is an initial response to the KeySpan undated no action request. It was received in the first week of January 2006.

The company makes at least the unusual claim that it has implemented a rule 14a-8 simple majority vote proposal by doing absolutely nothing.

To the contrary the company has yet to convince The Corporate Library that it has no supermajority vote requirements.

The following is from The Corporate Library¹s "Board Analyst Profile" for KeySpan:

Vote Required for Merger or Other Transaction: 67%
Merger Vote Notes
At companies like Keyspan that were incorporated in New York on or prior to February 22, 1998, approval of holders of two-thirds of the outstanding stock is required for a merger unless a company has explicitly provided for a lower threshold in its charter. Keyspan has not amended its charter so the two-thirds threshold remains in effect.
Vote Required to Amend the Charter: 51%
Charter Amendment Notes
Approval of holders of 80% of shares is required to amend Article V (shareholder action), Article VII (directors) and Article VIII (bylaws) of the charter.
Vote Required to Amend the Bylaws: 51%
Bylaws Amendment Notes
Approval of holders of 80% of shares is required to amend Section Article II (Shareholders) 2.2 (Special Meeting), 2.7 (Notice of Shareholder Business and Nominations) or 2.10 (Written Consent) or Article III (Directors) Section 3.9 (Vacancies) or 3.11(Removal) of the By-Laws.
Source:
http://www.boardanalyst.com/companies/company_profile.asp?ID=13702

Additionally in the last paragraph of page 5 the company acknowledges: "For example, KeySpan is a New York corporation subject to New York Business Corporation Law (the ŒNYBCL¹). Certain provisions of the NYBCL allow for or require supermajority voting."

The rule 14a-8 proposal text states:
"3 - Adopt Simple Majority Vote

"RESOLVED: Shareholders recommend that our Board of Directors take each step necessary for a simple majority vote to apply on each issue that can be subject to shareholder vote to the greatest extent possible. This proposal is focused on voting requirements no higher than approximately 51%."

The company does not explain why it could not revise all such provisions, cited by The Corporate Library above and still in effect at the time it might adopt this proposal, and then adopt an "approximately 51%"vote "to the greatest extent possible."

The company rule 14a-8(I)(3) arguments appear to be tediously written from a pre-Staff Legal Bulletin 14B perspective. The company does not explain why its wearisome arguments should have any traction in spite of the new provisions of SLB 14B.

Staff Legal Bulletin No. 14B (CF) states:

"4. Clarification of our views regarding the application of rule 14a-8(i)(3)

"Accordingly, we are clarifying our views with regard to the application of rule 14a-8(i)(3). Specifically, because the shareholder proponent, and not the company, is responsible for the content of a proposal and its supporting statement, we do not believe that exclusion or modification under rule 14a-8(i)(3) is appropriate for much of the language in supporting statements to which companies have objected. Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:

* the company objects to factual assertions because they are not supported;

* the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;

* the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or

* the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

Š

"In this regard, rule 14a-8(i)(3) permits the company to exclude a proposal or a statement that is contrary to any of the proxy rules, including rule 14a-9, which prohibits materially false or misleading statements. Further, rule 14a-8(g) makes clear that the company bears the burden of demonstrating that a proposal or statement may be excluded. As such, the staff will concur in the company's reliance on rule 14a-8(i)(3) to exclude or modify a proposal or statement only where that company has demonstrated objectively that the proposal or statement is materially false or misleading."

The rule 14a-8 proposal states no more than:
"The Council of Institutional Investors www.cii.org formally recommends adoption of this proposal topic."

FirstEnergy (March 10, 2003) and FirstEnergy (March 17, 2003) each did not concur with the FirstEnergy request to exclude www.cii.org and this website was published in the FirstEnergy 2003 definitive proxy in support of two separate rule 14a-8 shareholder proposals.

The rule 14a-8 proposal also includes this text:
"Our current rule allows a small minority to frustrate the will of our shareholder majority. For example, in requiring a 80% vote to make key governance changes, if 79% vote yes and only 1% vote no < only 1% could force their will on the overwhelming 79% majority at our company. Š
o An awesome 80% shareholder vote was required to make certain key changes - Entrenchment concern."

Contrary to the company argument this rule 14a-8 proposal text does not specify a "75% vote."

In PACCAR Inc. (December 27, 2004) text of a similar type as this proposal, and argued to be irrelevant, did not receive Staff concurrence for exclusion.

Contrary to the company argument this rule 14a-8 proposal has no statement regarding the existence of a Lead Director in 2006.

The company argument on the 18-years tenure for the Chairman of the Audit Committee is at least incomplete because it does not even name the chairman or clarify whether there was a change in the chairman during 2005. The rule 14a-8 proposal does not claim that it only states information in effect on the last day of 2005.

Contrary to the company argument the rule 14a-8 proposal states, "Our Board has shown that it can make improvements in our corporate governance and I hope our Board takes this opportunity now before it. For example, to our Board¹s credit our poison pill was terminated in September 2004 and we continue to be free of a poison pill." There is no mention of electing all directors annually as the company claims.

For the above reasons it is respectfully requested that concurrence not be granted to the company. It is also respectfully requested that there be an opportunity to submit additional material in support of the inclusion of the rule 14a-8 proposal. Also that the shareholder have the last opportunity to submit material since the company had the first opportunity.

Sincerely,

John Chevedden

cc:
Victor Rossi
Alfred Bereche <abereche@keyspanenergy.com>

EXHIBIT B

Emil Rossi
P.O. Box 249
Boonville, CA 95415

Mr. Robert B. Catell
Chairman
KeySpan Corporation (KSE)
One MetroTech Center
Brooklyn NY 11201

Dear Mr. Catell,

This Rule 14a-8 proposal is respectfully submitted for the 2006 annual shareholder meeting to support the long-term performance of our company. Rule 14a-8 requirements are intended to be met including ownership of the required stock value until after the date of the applicable shareholder meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

This is the proxy for Mr. John Chevedden and/or his designee to act on my behalf in shareholder matters, including this shareholder proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communication to Mr. John Chevedden at:

PH: 310-371-7872
2215 Nelson Ave., No. 205
Redondo Beach, CA 90278

Your consideration and the consideration of the Board of Directors is appreciated.

Sincerely,

Emil Rossi   Oct. 05-05

cc: John J. Bishar, Jr.
Corporate Secretary
PH: 718 403-1000
FX: 718 488-1782
FX: 718-545-2293

[October 11, 2005]

3 – Adopt Simple Majority Vote

RESOLVED: Shareholders recommend that our Board of Directors take each step necessary for a simple majority vote to apply on each issue that can be subject to shareholder vote to the greatest extent possible. This proposal is focused on voting requirements no higher than approximately 51%.

Emil Rossi, P.O. Box 249, Boonville, Calif. 95415 submitted this proposal.

75% yes-vote

This topic won a 75% yes-vote average at 7 major companies in 2004. The Council of Institutional Investors www.cii.org formally recommends adoption of this proposal topic.

End Potential Frustration of the Shareholder Majority

Our current rule allows a small minority to frustrate the will of our shareholder majority. For example, in requiring a 75% vote to make key governance changes, if 74% vote yes and only 1% vote no — only 1% could force their will on the overwhelming 74% majority at our company.

This proposal does not address a majority vote standard in director elections which is gaining a groundswell of support as a separate topic.

Progress Begins with One Step

It is important to take one step forward in our corporate governance and adopt the above RESOLVED statement since our 2005 governance standards were not impeccable. For instance in 2005 it was reported (and certain concerns are noted):

- We had no Independent Chairman or Lead Director – Independent oversight concern.
- An awesome 75% shareholder vote was required to make certain key changes – Entrenchment concern.
- Cumulative voting was not allowed.
- The Chairman of our key Audit Committee had 18 years director tenure – Independence concern.
- Our key Audit Committee met only 6-times in a full year.
- A $250,000 Director's Charitable Giving Program rewarding long-tenure for directors (possibility at the expense of limiting critical feed-back to management) was established in June 2003 – Independence concern.

Our Board has shown that it can make improvements in our corporate governance and I hope our Board takes this opportunity now before it as a ballot item. For example, to our Board's credit we now elect all Directors annually. This started at the 2005 annual meeting and continues.

Adopt Simple Majority Vote
Yes on 3

Notes:
The above format is the format submitted and intended for publication.

The company is requested to assign a proposal numbe: (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

This proposal is believed to conform with Staff Le al Bulletin No. 14B (CF), September 15, 2004 including:
Accordingly, going forward, we believe that it would r ot be appropriate for companies to exclude supporting statement language and/or an entire prop sal in reliance on rule 14a-8(i)(3) in the following circumstances:

• the company objects to factual assertions because th y are not supported;

• the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;

• the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the cor pany, its directors, or its officers; and/or

• the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of th is and each other ballot item is requested to be consistent throughout the proxy materials.

Please advise if there is any typographical question.

Stock will be held until after the annual meeting. Verification of stock ownership will be forwarded.

Although the following text is not part of the ru e 14a-8 shareholder proposal, it further reinforces the need for improved governance:

COMPENSATION HIGHLIGHTS (Source: The Cc rporate Library, an independent investment research firm in Portland, Maine)

Keyspan does not score as well as it could in the realn of executive compensation for several key reasons. The compensation committee continues to gr nt large option awards to a chief executive officer that already holds 2.1MM shares. Mr. Catell re ceived 12.55% of all options granted last year, far exceeding best practice benchmarks of 2-3%.

Disclosure methods are of concern as well. Performan e share awards counted as "All Other Compensation" in the summary compensation table o Keyspan's proxy is atypical.

Finally, the severance arrangements with the c iief executive officer are less than desirable considering he shall receive continuation of sal ary, bonus, and benefits through the end of his contract, which has been renewed seve al times. Best practice mandates a finite severance period of no more than 2 years.

-----Original Message-----
From: J [mailto:olmsted7p@earthlink.net]
Sent: Friday, January 27, 2006 5:23 PM
To: CFLETTERS
Cc: Alfred Bereche
Subject: #2 Re KeySpan Corporation (KSE) No-Action Request Emil Rossi

#2 Re KeySpan Corporation (KSE) No-Action Request Emil Rossi

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

January 27, 2006

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

KeySpan Corporation (KSE)
#2 Shareholder Position on Company No-Action Request Rule 14a-8
Proposal: Simple Majority Vote
Shareholder: Emil Rossi

Ladies and Gentlemen:

This adds to and revises the January 9, 2006 initial response to the orignial KeySpan undated no action request, supplemented January 24, 2006.

The company makes at least the unusual claim that it has implemented a rule
14a-8 simple majority vote proposal by doing absolutely nothing. Plus the company does not contest this in its January 24, 2006 letter.

The company January 24, 2006 letter, page 6, line one states that it "already maintains a majority voting standard in order to approve substantive corporate actions Š" The key company word is "substantive" which means "relating to a matter of substance." However the company fails to list its supermajority provisions that it considers non-substantive in order that the reader may make a judgement independent of the company claim.
The company January 24, 2006 letter nonetheless states, "KeySpan¹s governing documents do provide for an 80% shareholder vote Š"

Additionally the company then backs-off on its above "already maintains" a limited majority voting and reduces this to both a belief and a conclusion.
This is in the middle of the third paragraph on page 6.

If this company cited "80% shareholder vote" is not what it seems through a convoluted maneuver why doesn¹t the company simply remove it for sake of clarity. According to the company, removal of the "80% shareholder vote" text would have no practical impact but at least it could potentially clear things up.

It would seem that if the company wants full credit it could at least do something seemingly benign in return since the company has done nothing new at this point and there is at least confusion.

Furthermore the company has yet to convince The Corporate Library that it has no supermajority vote requirements. Again the company does not contest this in its January 24, 2006 letter.

The following is from The Corporate Library¹s "Board Analyst Profile" for
KeySpan:

Vote Required for Merger or Other Transaction: 67%
Merger Vote Notes
At companies like Keyspan that were incorporated in New York on or prior to February 22, 1998, approval of holders of two-thirds of the outstanding stock is required for a merger unless a company has explicitly provided for a lower threshold in its charter. Keyspan has not amended its charter so the two-thirds threshold remains in effect.
Vote Required to Amend the Charter: 51%
Charter Amendment Notes
Approval of holders of 80% of shares is required to amend Article V (shareholder action), Article VII (directors) and Article VIII (bylaws) of the charter.
Vote Required to Amend the Bylaws: 51%
Bylaws Amendment Notes
Approval of holders of 80% of shares is required to amend Section Article II
(Shareholders) 2.2 (Special Meeting), 2.7 (Notice of Shareholder Business and Nominations) or 2.10 (Written Consent) or Article III (Directors) Section 3.9 (Vacancies) or 3.11(Removal) of the By-Laws.
Source:
http://www.boardanalyst.com/companies/company_profile.asp?ID=13702

Additionally in the last paragraph of the undated original no action request, page 5 the company acknowledges: "For example, KeySpan is a New York corporation subject to New York Business Corporation Law (the ŒNYBCL¹).
Certain provisions of the NYBCL allow for or require supermajority voting."

The rule 14a-8 proposal text states:
"3 Adopt Simple Majority Vote

"RESOLVED: Shareholders recommend that our Board of Directors take each step necessary for a simple majority vote to apply on each issue that can be subject to shareholder vote to the greatest extent possible. This proposal is focused on voting requirements no higher than approximately 51%."

The company does not explain why it could not revise all such provisions, cited by The Corporate Library above and still in effect at the time it might adopt this proposal, and then adopt an "approximately 51%"vote "to the greatest extent possible."

The rule 14a-8 proposal states no more than:
"The Council of Institutional Investors www.cii.org formally recommends adoption of this proposal topic."

FirstEnergy (March 10, 2003) and FirstEnergy (March 17, 2003) each did not concur with the FirstEnergy request to exclude www.cii.org and this website was published in the FirstEnergy 2003 definitive proxy in support of two separate rule 14a-8 shareholder proposals.

In PACCAR Inc. (December 27, 2004) text of a similar type as this proposal, and argued to be irrelevant, did not receive Staff concurrence for
exclusion. The company January 24, 2006 letter fails to acknowledge that
the issue with PACCAR was relevance.

According to The Corporate Library the KeySpan "Lead Director:" box is blank.
Source:
http://www.boardanalyst.com/companies/company_profile.asp?ID=13702

Staff Legal Bulletin No. 14B (CF) allows the company to exclude materially false or misleading statements. Rule 14a-8(g) makes it clear that the company bears the burden of demonstrating that a statement may be excluded.
If the Staff concurs with the company on excluding statements there are numerous precedents since 2000 where proponents were directed to exclude numerous statements as opposed to omitting an entire proposal. For example Sempra Energy (January 21, 2003) directed that 5 deletions be made and 11 other changes be made.

For the above reasons it is respectfully requested that concurrence not be granted to the company. It is also respectfully requested that the shareholder have the last opportunity to submit material since the company had the first opportunity.

Sincerely,

John Chevedden

cc:
Victor Rossi
Alfred Bereche <abereche@keyspanenergy.com>

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 7, 2006

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: KeySpan Corporation
Incoming letter dated January 5, 2006

The proposal recommends that the board take each step necessary for a simple majority vote to apply on each issue that can be subject to shareholder vote to the greatest extent possible.

We are unable to concur in your view that KeySpan may exclude the proposal under rule 14a-8(i)(10). Accordingly, we do not believe KeySpan may omit the proposal from its proxy materials in reliance upon rule 14a-8(i)(10).

We are unable to concur in your view that KeySpan may exclude the proposal under rule 14a-8(i)(3). Accordingly, we do not believe KeySpan may omit the proposal from its proxy materials in reliance upon rule 14a-8(i)(3).

We note your reference to rule 14a-8(l). Under that rule, a company is not required to disclose a shareholder proponent's name and address in its proxy statement. Accordingly, KeySpan would not be required to include the shareholder proponent's name or contact information in its proxy statement under rule 14a-8(l). Rather, KeySpan could indicate that it will provide the proponent's name and contact information to shareholders promptly upon receiving an oral or written request.

Sincerely,

Tamara M. Brightwell

Tamara M. Brightwell
Attorney-Adviser